UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 0001002242

Eni S.p.A.

(Translation of registrant’s name into English)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F               ☐ Form 40-F

TABLE OF CONTENTS

•	Approval of the first tranche of the provision in place of 2026 dividend: € 0.27 per share
•	Eni: results for the second quarter and half year 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eni S.p.A.
(Registrant)

Date:	July 29, 2026	By:	/s/ Giulia Saba
(Signature)
		Name:	Giulia Saba
		Title:	Head of Company Secretariat

Eni’s Board of Directors

Approval of the first tranche of the provision in place of 2026 dividend: € 0.27 per share

San Donato Milanese, 28 July 2026 – Eni’s Board of Directors, chaired by Giuseppina Di Foggia, today resolved to distribute to Shareholders the first of the four tranches of the provision in place of the 2026 dividend1 from Eni S.p.A. available reserves of € 0.27 (compared to a total annual provision, in place of the dividend, equal to € 1.1) per share outstanding at the ex-dividend date as of 21 September 20262, payable on 23 September 20263, as resolved by the Shareholders’ Meeting of 6 May 2026.

Holders of ADRs, outstanding at the record date of 22 September 2026, will receive € 0.54 per ADR, payable on 7 October 20264, with each ADR listed on the New York Stock Exchange representing two Eni shares.

Eni Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39.800 11 22 34 56

Switchboard: +39.0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Website: www.eni.com

[1]	Coupon No. 55.
[2]	Depending on the recipient’s fiscal status the payment is subject to a withholding tax or is treated in part as taxable income.
[3]	Pursuant to article 83-terdecies of the Italian Legislative Decree no. 58 of February 24, 1998, the right to receive the payment is determined with reference to the entries on the books of the intermediary – as set out in art. 83-quater, paragraph 3 of the Italian Legislative Decree no. 58 of February 24, 1998 – at the end of the accounting day of 22 September 2026 (record date).
[4]	On ADR payment date, Citibank, N.A. will pay net of the amount of the withholding tax under Italian law applicable to all Depository Trust Company Participants.

PRICE SENSITIVE

Eni: results for the second quarter and half year 2026

Excellent 2Q performance and enhanced guidance;

increased shareholder returns

•	2Q ’26 excellent results driven by consistent execution and delivery from a diversified portfolio of advantaged assets.
•	Exceptional underlying production growth of 11% y-o-y, net of price effects.
•	Established Searah JV with Petronas creating a major growth platform across Indonesia and Malaysia.
•	FID for Phase 3 of the Baleine field off Cote d’Ivoire, the Greater PAJ project offshore Angola and the Cronos gas project in deep waters off Cyprus.
•	Entered critical minerals value chain through investments in Canada and Chile on graphite and lithium.
•	Gearing on a proforma level close to 10%, a historic low.

As a result of strong execution and the market environment, Eni raises guidance on 2026 production to around 5% underlying growth and increases its distribution policy to €3.4 bln of share buyback.

San Donato Milanese, July 29, 2026 - Eni's Board of Directors, chaired by Giuseppina Di Foggia, yesterday approved the consolidated results for the second quarter and first half of 2026. Eni CEO Claudio Descalzi said:

“Our focus on executing our strategy has driven excellent results in 2Q ’26 underpinned by our diversified portfolio that provides us a wide range of options and a perspective of profitable growth across different businesses of the energy mix. The Group’s results reflect our robust industrial and financial performance, significantly outperforming the commodity market. We are successfully scaling our E&P business for the next phase of growth and value creation thanks to the start of the Searah JV across Indonesia and Malaysia, which will monetize our large gas discoveries in the Kutei Basin, as well as several project advancements and expansion in new geographies. The strength of this business and our world-class E&P capabilities have driven an outstanding 11% of underlying production growth. The Transition businesses have been steadily improving their contribution to the Group results while fueling their self-funded growth. Plenitude is on track to reach 6.5 GW of installed capacity at year-end and can already leverage a customer base of around 11 million clients to drive value. Enilive is bringing online new capacity to take advantage of rapidly raising biofuels demand and was able to capture the full upside of a strong market. As the results achieved so far in 2026 demonstrate, we are a fundamentally stronger company year after year thanks to the quality of our portfolio: it is geographically diversified, grounded in advantaged assets, with exploration competence and transition exposure, as well as optionality for early monetization, supporting dependable cash generation for years to come. It will enable us to continue returning significant capital to shareholders with material upside participation in high scenarios, while retaining a robust balance sheet as highlighted by a proforma gearing at a historic low of 10%. As a consequence of these excellent results, we are raising our distribution policy by further €600 mln, to €3.4 bln of share buyback.”

Key operating and financial results

Q1			Q2			IH
2026			2026	2025	% Ch.	2026	2025	% Ch.
1,798	Hydrocarbon production	kboe/d	1,789	1,668	7	1,793	1,658	8
5.9	Installed capacity from renewables at period end	GW	6.0	4.5	33	6.0	4.5	33
3,536	Proforma adjusted EBIT (a)	€ million	5,375	2,681	100	8,911	6,362	40
2,418	subsidiaries		3,516	1,889	86	5,934	4,489	32
1,118	main JV/Associates (b)		1,859	792	135	2,977	1,873	59
	Proforma adjusted EBIT (by segment) (a)
3,357	E&P		4,769	2,422	97	8,126	5,730	42
327	Global Gas & LNG Portfolio (GGP) and Power		503	387	30	830	860	(3)
351	Transition Businesses		521	262	99	872	598	46
(260)	Refining, Chemicals and Sites in transformation		(40)	(193)	79	(300)	(527)	43
(239)	Corporate, other activities and consolidation adjustments		(378)	(197)		(617)	(299)
2,378	Adjusted net profit before taxes (a)		3,857	2,200	75	6,235	4,949	26
1,302	Adjusted net profit (loss) (a)(c)		2,333	1,134	106	3,635	2,546	43
1,071	Net profit (loss) (c)		3,319	543	511	4,390	1,715	156
2,878	Cash flow from operations before changes in working capital at replacement cost (a)		4,469	2,775	61	7,347	6,189	19
1,427	Net cash from operations		4,270	3,517	21	5,697	5,902	(3)
1,872	Organic capital expenditure (d)		1,838	2,029	(9)	3,710	3,914	(5)
10,848	Net borrowings before lease liabilities ex IFRS 16		11,271	10,198	11	11,271	10,198	11
54,291	Shareholders' equity including non-controlling interest		56,930	53,405	7	56,930	53,405	7
15	Proforma gearing before lease liabilities ex IFRS 16 (a)	(%)	10			10

(a) Non-GAAP measures. For further information see the paragraph "Non-GAAP measures" on pages 18 and subsequent.

(b) The main JV/associates are listed in the "Reconciliation of Group proforma adjusted EBIT" on page 22.

(c) Attributable to Eni's shareholders.

(d) Net of expenditures relating to business combinations, purchase of minority interests and other non-organic items, also excludes the share of capex of sanctioned joint operators funded by Eni.

Strategic and financial highlights

E&P result reflects advantaged barrels and cost discipline, with exploration and project maturation underpinning growth outlook

•	Underlying production, net of price effects, grew by a robust 11% y-o-y to 1.79 mln boe/d, close to flat q-o-q, driven by new project ramp-ups in West Africa, the GoA, Norway and Indonesia. FY production growth rate to around 5%.
•	Established Searah JV with Petronas, a regional leader in Southeast Asia’s LNG market. Searah is immediately accretive to Eni’s 2Q cash flow and production. The JV will support the development of Eni’s material discoveries in the Kutei Basin, delivering highly attractive, and valuable, production growth into the 2030s.
•	Agreed to acquire interests in upstream assets in Argentina to supply the floating LNG production development.
•	Reached the final investment decision for Phase 3 of the core Baleine field, off Côte d’Ivoire, for the Greater PAJ block off Angola, operated by the Azule Energy JV and for the Cronos gas project off Cyprus.
•	Farmed into an unexplored block in the Republic of the Gambia, marking Eni’s entry into this new geography.

Transition businesses fully on track to meet or exceed annual profitability and growth targets

•	Enilive and Plenitude delivered adjusted EBITDA of €1.1 bln in the first half ’26.
•	Activities are progressing for the deconsolidation of Plenitude in 3Q ’26, with Eni still retaining a 65% stake, thus providing the entity with a more efficient capital structure to pursue growth plans.
•	Enilive signed an agreement to acquire from Prax a network of 320 service stations branded OIL!, strengthening its presence in the mobility retail business in key European markets.
•	Secured financing for the CCUS business from a pool of international lenders.

New business developments to further strengthen the portfolio

•	The agreement with Mercuria to establish a global trading JV will maximize value across the commodity supply chain by integrating the optimization of the physical asset portfolio with advanced trading capabilities and expertise.
•	Entered the critical minerals value chain through direct investments in initiatives in Canada and Chile, supporting Eni’s ongoing plans to strengthen its transition businesses.
•	Established a JV with the United Kingdom Atomic Energy Authority to offer specialized services for the fuel cycle, which will be a factor in the operation of fusion power plants at industrial scale.

Managing portfolio optionality to accelerate cash generation and growth

•	Reached a long-term partnership agreement concerning an upstream portfolio based on infrastructure. Eni entered into a partnership agreement with AC Europe II SCSp (an entity managed by Ares Credit Management LLC), in exchange for a $2 bln capital contribution to be cashed-in the third quarter. AC Europe II SCSp obtained binding commitment letters from funds managed by Ares Alternative Credit Asset Management and from Pacific Investment Management Company LLC - PIMCO in line with market practice for an aggregate amount equal to the investment to be made by it.
•	Near completion of the divestment of a 10% interest in the Baleine oilfield.
•	Expected to monetize a retained 10% equity stake in the Kutei blocks through a separate portfolio transaction in 2026.

Fast-tracking the reconversion of the main chemical hubs to transition businesses

•	Set up a Special Purpose Vehicle to build a biorefinery at the Priolo complex, which will be complemented by a post-consumer chemical plastics recycling plant based on proprietary recycling technology.
•	Construction work began at our Brindisi hub, on a manufacturing facility for lithium-iron-phosphate batteries for primary use in stationary electricity storage systems supporting renewable generation.

Excellent 2Q financial results driven by volume growth, cost management and a supportive pricing environment, with proforma gearing at the low end of our guided range of 10-15% and €1.35 bln of cash returns to shareholders.

2Q ‘26 Group’s proforma adjusted EBIT was €5.38 bln, doubling y-o-y (up 52% on a sequential basis) due to strong performance at E&P, GGP and the Transition satellites. Also adjusted net profit more than doubled to €2.3 bln.

•	E&P reported €4.77 bln of proforma adjusted EBIT (up 42% and 97% respectively vs. 1Q’ 26 and y-o-y) driven by favorable volume/mix effects, cost discipline and better oil realizations, despite exchange rate trend.
•	GGP and Power reported €0.50 bln of proforma adjusted EBIT, with GGP at €0.47 bln up 46% y-o-y due to continued asset portfolio optimization and specific benefits relating to renegotiations and settlements.
•	Enilive more than doubled its proforma adjusted EBIT to €0.29 bln, driven by the biorefining business, which benefited also from an improved market scenario. Plenitude reported €0.23 bln of proforma adjusted EBIT, up 70% y-o-y, driven by volume growth in the renewables and the halting of depreciation pending the proposed deconsolidation transaction.
•	The Refining business reported positive proforma adjusted EBIT of €0.08 bln, reversing the year-ago loss due to an improved refining margin scenario, partly capped by higher shipping cost and narrowing differentials between heavy/sour vs light/sweet crudes, which penalized margins at complex cycles. Versalis’ chemicals business began to show progress thanks to ongoing restructuring measures and last year’s plant closures, with the loss cut by 65% to around €0.07 bln, also on the back of temporary supply disruptions supporting commodity plastics margins.

2Q ’26 Group’s adjusted CFFO before working capital was €4.47 bln, funding organic capex of €1.84 bln. Cash returns to shareholders were €1.35 bln, comprising the final tranche of the ‘25 dividend (€0.79 bln) and start of the ‘26 buyback program (€0.56 bln). Net debt was €11.3 bln at end 2Q ‘26, with proforma gearing at 10%, at the low end of the 10%-15% target range.

Outlook 2026

Eni is raising guidance for business performance and cash flow generation, which translates into an increased buyback programme thus granting material upside participation for shareholders

Specifically, our updated segmental guidance is providing:

•	FY’26 underlying oil & gas production growth is now expected to be around 5%, compared with the previously announced 3–4% target range.
•	FY’26 GGP adjusted proforma EBIT guidance is raised to over €1.4 bln, representing an increase of 40% compared with the initial level.
•	Enilive and Plenitude: FY proforma adjusted EBITDA is revised upward, at current scenario, to €1.3 bln (from €1.1 bln) for Enilive and confirmed at €1.3 bln for Plenitude.
•	Year-end installed renewable capacity at 6.5 GW (Plenitude @100%); biorefinery capacity at 2.1 MTPA plus 1.5 MTPA under construction (net Enilive).

On the financial side, we are strengthening our cash flow guidance:

•	At a revised Brent scenario of 85 $/bbl and SERM refining margin at 14 $/bbl, with TTF gas price confirmed at 50 €/MWh (exchange rate EUR/USD of 1.16), adjusted CFFO is expected to amount to €15 bln, representing an underlying improvement of €0.7 bln vs Group’s sensitivities[1].
•	Gross capex confirmed at €7 bln; net capex is guided to less than €5 bln, down vs. previous guidance.
•	Proforma gearing at the lower end of the 10-15% guided range. Reported gearing expected to converge to that level by year end.

As a result of the Company’s improved outlook, we are raising cash distributions to shareholders:

•	The 2026 share repurchase plan is expanded to €3.4 bln, up 20% from last quarter already revised guidance of €2.8 bln, in line with the Group distribution policy of returning 60% of upside vs. the budgeted CFFO (€11.5 bln) to shareholders till a Brent price of 90 $/bbl. The new buyback amount represents more than double the initial guidance of €1.5 bln at the budgeted cash flow.
•	Considering the updated refining margin scenario at 14 $/bbl (vs 6 $/bbl of the budget), should such margin remain higher than 50% of the initial guidance (i.e. at least 9 $/bbl compared to budgeted 6 $/bbl) an extraordinary dividend is expected to be defined in October and paid in the fourth quarter, in line with the Group stated remuneration policy to return 100% of upside in CFFO due to a scenario with Brent above 90 $/bbl or with a 50% increase in gas prices or refining margins above budgeted levels, in accordance with the Group's sensitivities (€0.08 bln per each one-dollar change in the SERM margin).
•	Confirmed the planned 2026 dividend of €1.1 per share (up 5% vs. 2025).

1 Group’s sensitivities are confirmed as follows: €0.11 bln and €0.08 bln per each one-dollar change in the Brent price and SERM margin respectively; €0.03 bln for each one-euro per MWh change in the spot price of European gas.

Business segments: operating and financial results

Exploration & Production

Production and prices

Q1			Q2			IH
2026			2026	2025	% Ch.	2026	2025	% Ch.
80.61	Brent dated	$/bbl	104.52	67.82	54	92.57	71.74	29
1.170	Average EUR/USD exchange rate		1.163	1.134	3	1.167	1.093	7
1,798	Hydrocarbons production(a)	kboe/d	1,789	1,668	7	1,793	1,658	8
862	Liquids	kbbl/d	832	825	1	847	805	5
4,893	Natural gas	mmcf/d	5,006	4,415	14	4,950	4,458	11
55.68	Average realizations (b)	$/boe	69.79	50.81	37	62.57	52.99	18
72.79	Liquids	$/bbl	96.50	62.77	54	84.16	66.17	27
7.28	Natural gas	$/kcf	8.42	7.14	18	7.85	7.36	7

(a) In the second quarter 2026 and in the first half 2026, it includes 78 kboe/d, respectively, of production related to certain sanctioned joint-venture partners.

(b) Prices related to consolidated subsidiaries.

•	In Q2 ’26, hydrocarbons production averaged 1.79 mln boe/d, 7% higher than the comparative period (1.79 mln boe/d in IH ’26, up 8% from the comparative period) driven by projects ramp-ups in Norway, Congo and Mexico, new projects start-ups in Angola and higher contribution from Indonesia/Malaysia where the new JV Searah was launched, as well as operational continuity. Quarterly underlying y-o-y production growth was 11%, adjusted for impact of portfolio transactions and price effects.
•	Liquids production was 832 kbbl/d in Q2 ’26, broadly in line compared to Q2 ’25 (847 kbbl/d in IH ’26, up 5% from the comparative period), driven by growth in Norway, Angola, Congo and Mexico.
•	Natural gas production was 5,006 mmcf/d, an increase of 14% compared to Q2 ’25 (4,950 mmcf/d in IH ’26, 11% higher than the comparative period) mainly due to organic growth in Norway and Congo.

Results

Q1			Q2			IH
2026		(€ million)	2026	2025	% Ch.	2026	2025	% Ch.
4,950	Upstream turnover		5,861	4,701	25	10,811	10,107	7
3,357	Proforma adjusted EBIT		4,769	2,422	97	8,126	5,730	42
1,074	of which: main JV/Associates		1,793	763	..	2,867	1,841	56
1,851	Operating profit (loss) of subsidiaries		1,651	1,495	10	3,502	3,446	2
432	Exclusion of special items		1,325	164		1,757	443
2,283	Adjusted operating profit (loss) of subsidiaries		2,976	1,659	79	5,259	3,889	35
2,398	Adjusted profit (loss) before taxes		3,469	1,957	77	5,867	4,413	33
38.3	tax rate (%)		35.2	45.9		36.4	46.2
1,480	Adjusted net profit (loss)		2,249	1,059	..	3,729	2,372	57
53	Exploration expenses:		167	42	..	220	86	..
53	prospecting, geological and geophysical expenses		81	42	93	134	86	56
	write-off of unsuccessful wells		86			86
1,615	Capital expenditure		1,526	1,336	14	3,141	2,775	13

Q1			Q2			IH
2026	Main JV/Associates		2026	2025	% Ch.	2026	2025	% Ch.
1,074	Adjusted operating profit (Eni's share)	(€ million)	1,793	763	..	2,867	1,841	56
703	of which: Vår Energi		1,217	412	..	1,920	1,009	90
177	Azule Energy		286	218	31	463	450	3
199	Adjusted net profit		592	167	..	791	495	60
308	Total dividends		250	330	(24)	558	596	(6)
525	Hydrocarbon production	(kboe/d)	566	432	31	546	432	26

•	In 2Q ’26, Exploration & Production reported a proforma adjusted EBIT of €4,769 mln, increasing by 97% vs. 2Q ’25 due to favorable volume/mix effects, cost discipline, higher crude oil realized prices in USD (the Brent marker was up by 54%) and higher gas realizations (up by 18%), offset by the negative impact of exchange rate translation of dollar-denominated results of foreign subsidiaries (the EUR/USD exchange rate was up by 3%). In the IH ’26, proforma adjusted EBIT was €8,126 mln, up 42% compared to the IH ’25, due to the same drivers as for the 2Q.
•	In 2Q ’26, the segment reported an adjusted net profit of €2,249 mln, more than doubling y-o-y and included a higher contribution from JVs and associates. Adjusted net profit was €3,729 mln in the IH ’26, an increase of 57% y-o-y.

•	In 2Q ’26 the tax rate was about 35% lower than in 2Q ’25 (46%), due to a more favorable geographical mix of pretax profit.

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Strategic developments

•	In April, a significant gas and condensate discovery was made in Egypt, with the successful drilling of the Denise W 1 exploration well in the Temsah Concession, offshore in the Eastern Mediterranean Sea. Preliminary estimates indicate about 2 trillion cubic feet (Tcf) of gas in place and 130 Mbbl of associated condensates. The discovery is close to existing production facilities providing significant synergies for a fast-track development.
•	In April, a giant gas and condensate discovery was made at the Geliga-1 (Eni 82%) well located in the Ganal block in the Kutei Basin, offshore Indonesia. Preliminary estimates indicate in-place resources of approximately 5 trillion cubic feet (Tcf) and 300 Mbbl of condensate allowing the possible development of a third production hub in the prolific Kutei Basin. Subsequent production tests performed in May confirmed the magnitude of the discovery. Proximity to existing and planned infrastructure offers potentially significant development cost synergies and an accelerated time-to-market.
•	In April, a MOU was signed with the Ministry of Hydrocarbons of Venezuela and the state oil company PDVSA to relaunch oil activities participated by Eni in the country, including the Junin-5 heavy oil field (Eni 40%) in the Orinoco Belt, as part of the initiatives to recover amounts owed by PDVSA to Eni in connection with gas supplies at the Perla field.
•	In May, a final investment decision (FID) was approved for the Phase 3 of the Baleine oil project, off Côte d'Ivoire. The Phase 3 full field development will increase oil production to 150 kbbl/d and gas production to 200 mmcf/d, doubling the current production rate.
•	In June, Eni was awarded exploration Block A1 in the offshore of the Republic of the Gambia. The deal is in line with the Company’s exploration strategy focused on building a geographically diversified portfolio which includes opportunities in proven but still underexplored and emerging areas and in frontier ones with high potential.
•	In June, having obtained all required regulatory approvals, Eni and Petronas established Searah, a new 50/50 independent joint venture which combines assets across Indonesia and Malaysia, just seven months after the signing of the Investment Agreement. Searah, with a portfolio of 19 gas-producing and development assets, 14 in Indonesia and 5 in Malaysia, is currently producing about 300 kboe/d. A $6 bln revolving credit facility has been successfully secured to fund Searah’s growth plans, which include a pipeline of expected investments for over $20 bln over the next five years. These investments will support the development of more than 3 bln boe of discovered resources and unlock additional exploration potential, which will ensure a sustainable long-term production plateau of 500 kboe/d.
•	In June, the JV Azule Energy made a final investment decision for the operated Greater PAJ project, off Angola. The project will develop hydrocarbon reserves across five fields in two adjacent Block 31 and Block 31/21 concessions. Production start-up is expected in the first half of 2029 by means of a new Floating Production, Storage and Offloading vessel (FPSO) with a production capacity of 95 kbbl/d of oil and 70 mmcf/d of gas.
•	In June, production start- up was achieved at the Sabratha Compression Project in partnership with the Libyan National Oil Corporation (NOC), which was designed to sustain and increase gas output from the Bahr Essalam gas field. The Sabratha Compression Project will support increased gas volumes of about 800 mln cubic meters/year as well as associated condensates.
•	In June, a sale and purchase agreement was signed with YPF for the acquisition of a 32% interest in three upstream blocks (Meseta Buena Esperanza, Aguada Villanueva, and Las Tacanas) in Argentina. The three blocks will be part of the Argentina LNG integrated development, an upstream-midstream project aimed at leveraging the Vaca Muerta gas resources. These assets’ resources will feed the 12 mln tons per annum (MTPA) of LNG capacity (via two floating LNG units of 6 MTPA each).
•	In July, reached a final investment decision to develop the gas Cronos operated project, in Block 6 offshore Cyprus. Production start-up is expected in 2028 with a plateau production of about 500 mmcf/d. Production will be transported and processed in existing Zohr facilities, in Egypt, then liquefied in Damietta LNG plant for export to international markets.
•	The disposal of the 25% interest in the Congo LNG project announced in 1Q ’25 was not finalized, since the relevant conditions precedent were not satisfied.

Global Gas & LNG Portfolio and Power

Sales and production

Q1			Q2			IH
2026			2026	2025	% Ch.	2026	2025	% Ch.
	Global Gas & LNG Portfolio
42	Spot Gas price at Italian PSV	€/MWh	47	38	22	44	43	3
40	TTF		46	35	29	43	41	4
2	Spread PSV vs. TTF		1	3	(62)	2	2
	Natural gas sales	bcm
7.67	Italy		5.62	4.49	25	13.29	10.44	27
5.32	Rest of Europe		4.27	3.86	11	9.59	9.07	6
0.09	Importers in Italy		0.08	0.28	(71)	0.17	0.50	(66)
5.23	European markets		4.19	3.58	17	9.42	8.57	10
0.91	Rest of World		0.86	0.66	30	1.77	1.62	9
13.90	Worldwide gas sales (a)		10.75	9.01	19	24.65	21.13	17
3.4	LNG sales		2.9	2.8	4	6.3	5.6	13
	Power
5.32	Thermoelectric production	TWh	3.91	4.53	(14)	9.23	9.94	(7)

(a) Data include intercompany sales.

•	In 2Q ’26, natural gas sales were 10.75 bcm, an increase of 19% from the comparative period. Sales in Italy increased by 25% vs. 2Q ’25, whilst sales in the European markets amounted to 4.19 bcm, an increase of 17% vs. 2Q ’25, reflecting higher sales to hubs in Benelux, France and Germany/Austria. LNG sales in 2Q ‘26 increased by 4% compared to the same period of 2025, largely due to more supply from Congo and Nigeria. In IH ’26, natural gas sales amounted to 24.65 bcm, up 17% vs the IH ‘25, mainly thanks to higher gas volumes marketed in Italy (up 27% vs. IH ’25) and in the European markets, in particular in Benelux and Germany/Austria (up 10% vs. IH ’25).
•	Thermoelectric production amounted to 3.91 TWh in 2Q ’26, down by 14% vs. 2Q ’25 with a lower plant utilization rate due to planned maintenance activities (9.23 TWh in IH ‘26, representing a decrease of 7% compared to the same period in 2025, due to the same drivers as of the quarter).

Results

Q1		Q2			IH
2026	(€ million)	2026	2025	% Ch.	2026	2025	% Ch.
5,375	Sales from operations	4,058	3,444	18	9,433	9,034	4
327	Proforma adjusted EBIT	503	387	30	830	860	(3)
315	GGP	468	321	46	783	631	24
9	of which: main JV/Associates	8	9	(11)	17	19	(11)
12	Power	35	66	(47)	47	229	(79)
(142)	Operating profit (loss) of subsidiaries	523	585	(11)	381	1,358	(72)
460	Exclusion of special items	(28)	(207)		432	(517)
318	Adjusted operating profit (loss) of subsidiaries	495	378	31	813	841	(3)
324	Adjusted profit (loss) before taxes	497	382	30	821	852	(4)
204	Adjusted net profit (loss)	311	235	32	515	542	(5)
8	Capital expenditure	14	25	(44)	22	37	(41)

•	In 2Q ’26, the Global Gas & LNG Portfolio business achieved a proforma adjusted EBIT of €468 mln, increasing by 46% vs. the comparative period benefitting from the continued asset portfolio optimizations and specific benefits relating to renegotiations and settlements. In IH ’26, proforma adjusted EBIT amounted to €783 mln, up by 24% compared to IH ’25.
•	In 2Q ’26, the Power generation business reported a proforma adjusted EBIT of €35 mln down by 47% compared to the comparative period. The y-o-y comparison is affected by the circumstance that the 2025 results were impacted by a one-off item. In IH ‘26, proforma adjusted EBIT was €47 mln, down by €182 mln compared to IH ’25 due to the same driver as for the quarter.

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Strategic developments

•	In May, three long-term agreements were signed for the purchase of liquefied natural gas in Indonesia with the South Hub and North Hub gas projects, both projects operated by Searah, the new 50/50 joint venture between Eni and Petronas. These long-term agreements relate to LNG volumes that will be supplied through the existing Bontang plant and cover volumes of approximately 2 MTPA. These additional LNG volumes will further diversify and strengthen Eni’s global integrated portfolio.

•	In June, Eni booked regasification capacity at the Ravenna terminal equal to 2 bcm/year for a 10-year term.
•	In July, an agreement was signed with Mercuria to establish a global trading joint venture to fully capture value across the entire supply chain of energy commodities. The new venture, equally owned, will operate on an independent and unconsolidated basis through a holding structure with international trading hubs, ensuring a global operational presence. The activities include the commercialization and trading of commodities including oil, biofuels, gas, LNG and related logistics and infrastructure rights.
•	In July, reached the Final Investment Decision (FID) to develop Cronos project, in deep waters offshore Cyprus, with the target to bring the first Cypriot gas to market in 2028. Through the marketing of 50% of the LNG volumes, equivalent to 1.4 MTPA, Eni will increase its contracted LNG portfolio supporting its strategic ambition to exceed 20 MTPA by 2030.

Transition Businesses

Enilive

Q1			Q2			IH
2026			2026	2025	% Ch.	2026	2025	% Ch.
	Enilive
1,515	Spread EU HVO UCO-based vs UCO (CIF)	$/tonnes	1,732	852	103	1,623	777	109
750	Spread US RD(a) UCO-based vs UCO		1,122	444	153	936	463	102
252	Bio throughputs	ktonnes	275	274		527	566	(7)
64	Average bio refineries utilization rate	%	74	74		69	77
4.69	Total Enilive sales	mmtonnes	5.24	5.38	(3)	9.93	10.66	(7)
1.89	Retail sales		2.11	1.97	7	4.00	3.75	7
1.39	of which: Italy		1.04	1.40	(26)	2.96	2.65	12
2.39	Wholesale sales		2.47	2.83	(13)	4.86	5.71	(15)
1.65	of which: Italy		1.74	2.09	(17)	3.39	4.36	(22)
0.41	Other sales		0.66	0.58	14	1.07	1.20	(11)

(a) Renewable Diesel.

•	In 2Q ’26, bio throughputs were 0.28 mmtonnes, substantially in line vs. the comparative period, driven by higher volumes processed at Gela and Chalmette biorefineries which offset lower volumes at Venice biorefinery following a planned shutdown in order to enhance biorefinery configuration. In IH ‘26, bio throughputs decreased by 7% compared to the same period of 2025, reflecting the shutdown at Venice biorefinery.
•	In 2Q ’26, retail sales were 2.11 mmtonnes, a 7% increase vs 2Q ’25, supported by a positive performance in Italy. In IH ‘26, retail sales amounted to 4 mmtonnes, up by 7% vs. IH ’25, following the same drivers of the quarter.
•	In 2Q ’26, wholesale sales were 2.47 mmtonnes, a reduction of 13% y-o-y due to portfolio optimization in a competitive market in Italy. In IH ‘26, wholesales sales amounted to 4.86 mmtonnes, a reduction of 15% vs. IH ‘25, following the same drivers of the quarter.

Q1		Q2			IH
2026	(€ million)	2026	2025	% Ch.	2026	2025	% Ch.
4,757	Sales from operations	6,917	4,779	45	11,674	9,536	22
217	Proforma adjusted EBITDA	375	209	79	592	381	55
138	Proforma adjusted EBIT	295	129	129	433	224	93
2	of which: main JV/Associates	28	(9)	..	30	(24)	225
183	Operating profit (loss) of subsidiaries	192	53	262	375	174	116
(105)	Exclusion of inventory holding (gains) losses	70	61		(35)	42
58	Exclusion of special items	5	24		63	32
136	Adjusted operating profit (loss) of subsidiaries	267	138	93	403	248	63
127	Adjusted profit (loss) before taxes	287	126	128	414	213	94
93	Adjusted net profit (loss)	208	76	174	301	141	113
165	Cash flow from operations before changes in working capital at replacement cost	293	176	66	458	325	41
(1,004)	Net borrowings	(438)	(1,264)	65	(438)	(1,264)	65
63	Capital expenditure	56	68	(18)	119	101	18

•	In 2Q ’26 Enilive reported a proforma adjusted EBIT of €295 mln, more than double compared to 2Q ’25 (€433 mln in IH ’26, compared to €224 mln in IH ’25, up by 93%) mainly thanks to the biorefining business which benefited from an improved market scenario, despite the Venice plant shutdown.
•	Proforma adjusted EBITDA amounted to €375 mln, increasing by 79% compared to the 2Q ’25 (€209 mln). In IH ’26 Enilive reported a proforma adjusted EBITDA of €592 mln, compared to a profit of €381 mln in IH ’25 (up by 55%).

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Strategic developments

•	In May, Eni and MSC Cruises completed test activities of Enilive’s HVO diesel, confirming its immediate applicability for use in marine engines with performance in line with traditional marine fossil fuels and also reducing emissions.
•	In July, Enilive, through its subsidiary Enilive Deutschland, signed a binding agreement with Prax to acquire 100% of OIL! Tankstellen, a company operating in the mobility sector in Germany, Denmark, Austria and Switzerland. Completion of the transaction is subject to the approval of the relevant regulatory authorities. The acquisition will enable Enilive to expand its European network by approximately 320 service stations, strengthening its presence in key strategic markets.
•	In July, an agreement was signed with carmaker BMW Group to power its vehicles of corporate fleets in Italy with HVO Diesel manufactured by Enilive.

Plenitude

Q1			Q2			IH
2026			2026	2025	% Ch.	2026	2025	% Ch.
	Plenitude
130	Italian PUN Index GME	€/MWh	124	102	22	127	120	6
9.8	Retail and business customers at period end	mln pod	10.8	10.0	8	10.8	10.0	8
2.27	Retail and business gas sales to end customers	bcm	0.65	0.68	(5)	2.92	3.07	(5)
5.19	Retail and business power sales to end customers	TWh	5.14	4.09	26	10.33	8.99	15
5.9	Installed capacity from renewables at period end	GW	6.0	4.5	33	6.0	4.5	33
1.8	Energy production from renewable sources	TWh	2.2	1.5	47	4.0	2.7	48
22.9	EV charging points at period end	thousand	23.2	21.8	6	23.2	21.8	6

•	As of June 30, 2026, retail and business customers were 10.8 mln (gas and electricity), an increase of 0.8 mln compared to June 30, 2025 mainly benefitting from the acquisition of the Acea Energia customer portfolio.
•	Retail and business gas sales to end customers amounted to 0.65 bcm in 2Q ’26, decreasing by 5% compared to 2Q ’25. In IH ‘26, gas sales amounted to 2.92 bcm, decreasing by 5% vs. the comparative period, mainly abroad due to lower average consumptions.
•	Retail and business power sales to end customers were 5.14 TWh in 2Q ’26, reflecting an increase of 26% compared to 2Q ’25, thanks to higher sales in Italy. In IH ’26 power sales amounted to 10.33 TWh (+15%), benefitting from increasing customer portfolio in the domestic business segment following the above mentioned Acea Energia acquisition and increasing power average consumption.
•	As of June 30, 2026, the installed capacity from renewables was 6 GW, with an increase of 1.5 GW compared to June 30, 2025, reflecting the organic development in Spain, the UK, Greece, Italy and Kazakhstan, as well as the acquisitions in France and in the USA.
•	Energy production from renewable sources was 2.2 TWh in 2Q ’26, up by 47% y-o-y, mainly thanks to the increased capacity in France and the development of organic projects in Spain (4 TWh in IH ’26, +48% vs. the comparative period).
•	As of June 30, 2026, EV charging points amounted to 23.2 thousand, up by 6% compared to 21.8 thousand as of June 30, 2025, thanks to network development, mainly in Italy, France and Germany.

Q1		Q2			IH
2026	(€ million)	2026	2025	% Ch.	2026	2025	% Ch.
3,230	Sales from operations	2,075	1,885	10	5,305	5,603	(5)
308	Proforma adjusted EBITDA	233	256	(9)	541	614	(12)
213	Proforma adjusted EBIT	226	133	70	439	374	17
774	Operating profit (loss) of subsidiaries	52	30	..	826	64	..
(574)	Exclusion of special items	147	94		(427)	302
200	Adjusted operating profit (loss) of subsidiaries	199	124	60	399	366	9
204	Adjusted profit (loss) before taxes	189	107	77	393	336	17
134	Adjusted net profit (loss)	130	68	91	264	223	18
248	Cash flow from operations before changes in working capital at replacement cost	154	217	(29)	402	580	(31)
2,810	Net borrowings (a)	3,274	2,061	59	3,274	2,061	59
101	Capital expenditure	118	196	(40)	219	340	(36)

(a) Of which €3.0 bln due to Eni's Group as of June 30, 2026.

•	In 2Q ’26 Plenitude reported a proforma adjusted EBIT of €226 mln, up by 70% vs 2Q ’25, benefiting from volume growth in the renewables business and the halting of depreciation pending the proposed deconsolidation transaction. In IH ’26 Plenitude reported a proforma adjusted EBIT of €439 mln, an increase of 17% compared to a proforma adjusted EBIT of €374 mln in IH ’25.
•	In 2Q ’26, proforma adjusted EBITDA amounted to €233 mln, down by 9% vs 2Q ’25. In IH ’26 reported a proforma adjusted EBITDA of €541 mln, down by 12% compared to IH ’25 (€614 mln).

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Strategic developments

•	In April, Plenitude completed the acquisition of 100% of the share capital of Acea Energia S.p.A. and 50% of the share capital of Umbria Energy S.p.A.
•	In May, Plenitude, through its subsidiary Plenitude On The Road, progressed the development plan of its charging network with the installation of new infrastructures at ALDI retail locations across Italy. The plan foresees installation of charging points supported by different technologies, with the target of reaching an overall presence in more than 100 ALDI stores.
•	In June, as part of the development of the Renopool photovoltaic project in Spain, the largest solar park built by the Company worldwide, with a total installed capacity of 330 MW, Plenitude started production at the second 200 MW plant.
•	In June, Plenitude signed a 15-year Power Purchase Agreement with STAT, a company specializing in the design and production of components for the automotive sector. Plenitude will build a new 890 kWp photovoltaic plant to supply electricity to the company’s production facilities.
•	In June, Plenitude started production at the Villarino photovoltaic plant (Spain); with an installed capacity of 220 MW, it is expected to reach an estimated annual production of over 400 GWh.
•	In July, Plenitude achieved the First Industrial Electricity in Kazakhstan from the 120 MW gas-fired power plant. This milestone marks a major step in the development of Kazakhstan’s first large-scale hybrid power plant, which will integrate solar, gas-fired and wind generation in the future.

Refining, Chemicals and Sites in transformation

Production and sales

Q1			Q2			IH
2026			2026	2025	% Ch.	2026	2025	% Ch.
	Refining
10.1	Standard Eni Refining Margin (SERM) (a)	$/bbl	8.3	4.8	74	9.1	4.3	..
2.78	Throughputs in Italy on own account	mmtonnes	3.37	3.73	(10)	6.14	7.07	(13)
2.23	Throughputs in the rest of World on own account		1.73	2.67	(35)	3.96	5.17	(23)
5.01	Total throughputs on own account		5.10	6.40	(20)	10.10	12.24	(17)
66	Average refineries utilization rate	%	74	84		70	79
	Chemicals
0.65	Sales of chemical products	mmtonnes	0.61	0.72	(15)	1.26	1.52	(17)
58	Average plant utilization rate	%	57	47	21	58	51	14

(a) Given volatility and market dislocations, the benchmark SERM refining margin has been calculated to factor such conditions. The margin for Q1 ’26 has been revised accordingly.

Refining

•	In 2Q ’26, the Standard Eni Refining Margin averaged 8.3 $/barrel vs. 4.8 $/barrel in 2Q ’25 mainly due to more favorable middle distillate crack spreads reflecting product tightness in connection with disrupted flows from the Middle East and plant outages against a backdrop of refinery closures in the Atlantic Basin (9.1 $/barrel in the IH ‘26, representing an increase vs. 4.3 $/barrel reported in IH ’25).
•	In 2Q ’26, throughputs on own accounts at Eni’s refineries in Italy amounted to 3.37 mmtonnes, down 10% y-o-y, mainly affected by lower volumes processed at the Sannazzaro and Milazzo refineries due to planned maintenance downtime, partly offset by higher volumes at the Taranto refinery due to higher plant availability. In IH ’26 throughputs amounted to 6.14 mmtonnes, down by 13% vs. the comparative period. Throughputs outside Italy decreased by 35% vs. 2Q ’25, due to lower volumes processed due to the product unavailability connected to the closure of Strait of Hormuz. In IH ’26, throughputs decreased by 23% vs IH ’25, following the same drivers of the quarter.

Chemicals

•	Sales of chemical products were 0.61 mmtonnes in 2Q ’26, a 15% decrease y-o-y due to lower production in particular polymers, following the closing of the Brindisi and Priolo sites, but now under transformation, and weaker demand. In IH ‘26, sales amounted to 1.26 mmtonnes, representing a decrease of 17% from the comparative period.
•	Margins remained weak across the board as commodity prices did not recover feedstock and energy input expenses due to European industry headwinds, sluggish economic activity, and competitive pressures from players with advantaged cost structure. The only exception was an improvement in the polyethylene spread driven by product tightness amidst supply disruptions from the Middle East.

Results

Q1		Q2			IH
2026	(€ million)	2026	2025	% Ch.	2026	2025	% Ch.
4,112	Sales from operations	6,441	4,533	42	10,553	9,465	11
(260)	Proforma adjusted EBIT	(40)	(193)	79	(300)	(527)	43
(14)	Refining (a)	80	(9)	..	66	(100)	..
20	of which: main JV/Associates	3	20	(85)	23	29	(21)
(158)	Chemicals	(65)	(184)	65	(223)	(427)	48
(88)	Sites in transformation	(55)	0		(143)	0
(173)	Operating profit (loss) of subsidiaries	(129)	(843)	85	(302)	(1,302)	77
(404)	Exclusion of inventory holding (gains) losses	(151)	396		(555)	427
297	Exclusion of special items	237	234		534	319
(280)	Adjusted operating profit (loss) of subsidiaries	(43)	(213)	80	(323)	(556)	42
(259)	Adjusted profit (loss) before taxes	(63)	(207)	70	(322)	(550)	41
(229)	Adjusted net profit (loss)	(87)	(197)	56	(316)	(507)	38
158	Capital expenditure	282	175	61	440	288	53

(a) Due to the shutdown of the gasoline production unit in the first half 2026, the Livorno hub, currenty being upgraded to a biorefinery, has been reclassified to the segment “Sites in transformation” effective 1 January 2026 with the adjustment of the Q1 result.

•	In 2Q ’26, the Refining business, including the contribution from the ADNOC R&GT associate, reported a proforma adjusted profit of €80 mln, a better performance compared to the loss of €9 mln reported in 2Q ’25. Despite the upside of a constructive refining margin scenario the result was capped by higher shipping expenses, narrowing differentials between heavy/sour vs light/sweet crudes which penalized margins at complex cycles and lower throughputs. In IH ’26 the business reported a proforma adjusted profit of €66 mln, reversing the proforma adjusted loss of €100 mln reported in IH ’25.
•	The Chemical business, managed by Versalis, reported a proforma adjusted loss of €65 mln in 2Q ’26, a significantly improved performance compared to the loss in 2Q ’25 (€184 mln), reflecting ongoing restructuring efforts and last year’s plant closures, as well as a temporary improvement in the market scenario due to supply disruptions in connection with the ME crisis in certain segments like polyethylene. The overall picture of the chemical sector remains depressed, because of rapidly escalating costs of oil-based feedstock and plant utilities expenses which were not reflected in commodity plastics final prices due to macro headwinds impacting commodity demands and competitive pressures from players with advantaged cost structures. Polyethylene spreads have returned to unprofitable territory in July. In IH ’26, proforma adjusted loss amounted to €223 mln, almost 50% better than the €427 mln loss recorded in IH ’25.
•	The Sites in transformation business, which is currently managing restructuring, decommissioning and environmental remediation operations at petrochemical hubs shut down in prior period, including the Brindisi and Priolo hubs, to prepare the sites for the next investment transformation phase, reported a proforma adjusted loss of €55 mln due to ongoing expenses for plant restructuring. In IH ’26, proforma adjusted loss amounted to €143 mln.

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Strategic developments

•	In May, Eni Industrial Evolution and FIB (Seri Industrial Group) signed an agreement for the joint development of an integrated industrial supply chain in the lithium iron phosphate “LFP” battery sector. The initiative is aimed at establishing an integrated industrial platform including the production of cells and modules, the assembly of systems for stationary energy storage and electric mobility, and, in the longer term, recycling activities and the production of cathode active materials. As part of the transaction, Eni Industrial Evolution acquired a 30% stake in a new company set-up by FIB (70% FIB’s stake), which will be engaged in project's commercial development and procurement and engineering activities. In July 2026, construction works started at the Brindisi hub to build a manufacturing facility of LFP batteries to be primarily used for stationary electricity storage systems to support renewable generation.

Sustainability and other developments

The main developments of the Group strategy aimed at improving Eni’s ESG performance and building longer-term opportunities in the energy market have been:

•	In May, Eni finalized the acquisition of an 11.6% stake in Nouveau Monde Graphite ("NMG"), a Canadian company active in the natural graphite and advanced battery materials sector. The transaction allows Eni to enter the value chain of critical minerals, in line with its strategy of diversifying supply sources and strengthening in the battery materials sector and to support the development of the Gigafactory project for stationary lithium batteries in Brindisi.
•	In May, Eni Rovuma Basin, on behalf of its Area 4 partners, signed two Memorandums of Understanding with the Ministry of Health of Mozambique for the improvement of hospital facilities in the provinces of Cabo Delgado and Maputo, contributing to the strengthening of the national health system and the promotion of more equitable access to quality healthcare services.
•	In May, Eni CCUS Holding secured a financing facility of more than £500 mln from a pool of 13 international lenders to strengthen its Carbon Capture & Storage (CCS) project platform.
•	In June, Eni and Hera inaugurated the Environmental Hub in Ravenna in the Ca’ Ponticelle reclaimed area. The project will help reduce the structural shortage of plants for managing special waste in Italy, maximizing material recovery and reducing reliance on landfills.
•	In June, Eni signed a Letter of Intent with the Agenzia Italiana per la Cooperazione allo Sviluppo with the aim of identifying and evaluating initiatives in cooperation areas of common interest to support Ghana development.
•	During the first half of 2026, as part of the Clean Cooking Program, Eni significantly expanded access to more efficient cooking solutions in Africa, reaching 1 mln people in Mozambique through the distribution of more than 200,000 improved cookstoves and inaugurating a new production center in Luanda (Angola). The program helps to reduce fuel consumption, pressure on natural resources and improve health. In addition, in Angola, Eni announced the launch of a sustainable agriculture and restoration project for degraded ecosystems in the province of Moxico, in order to promote practices and interventions to rebuild forest ecosystems.
•	In June, Eni signed a strategic agreement with Fincantieri for the development and dissemination of its proprietary Clean Sea technology, an advanced underwater robotic system for monitoring marine ecosystems and inspecting offshore infrastructure, aimed at ensuring asset integrity. This technology provides applications in offshore projects and in Carbon Capture and Storage (CCS) in the marine environment.
•	In June, Eni launched its new supercomputing system, HPC7 (High Performance Computing – HPC), which, with a capacity of over 861 PFlops/s, ranks 6th overall in the new TOP500 global ranking, second supercomputer in Europe and confirming its position as the world’s most powerful High-Performance Computer for industrial use.
•	In June, Eni's stock was confirmed for the twentieth consecutive year in the FTSE4Good Developed index.
•	In July, Eni and UKAEA (the United Kingdom Atomic Energy Authority) formed RH3OVA, a joint venture which combines the technical and industrial expertise of both partners to deliver specialist consultancy and operational services to the growing global fusion industry.
•	In July, Eni signed an agreement to acquire a 25% stake in EnergyX's Chilean subsidiary company Black Giant SpA, owing a lithium project located in the Northern Chile, characterized by the application of an innovative technology with a lower environmental impact than traditional extraction techniques.

Group Results

Q1		Q2			IH
2026	(€ million)	2026	2025	% Ch.	2026	2025	% Ch.
22,962	Sales from operations	24,375	18,767	30	47,337	41,332	15
2,173	Operating profit (loss)	1,898	1,162	63	4,071	3,490	17
(434)	Exclusion of inventory holding (gains) losses	(151)	372	..	(585)	358	..
679	Exclusion of special items (a)	1,769	355	..	2,448	641	..
2,418	Adjusted operating profit (loss)	3,516	1,889	86	5,934	4,489	32
1,118	main JV/Associates adjusted EBIT	1,859	792	135	2,977	1,873	59
3,536	Proforma adjusted EBIT	5,375	2,681	100	8,911	6,362	40
3,357	E&P	4,769	2,422	97	8,126	5,730	42
327	Global Gas & LNG Portfolio (GGP) and Power	503	387	30	830	860	(3)
351	Transition Businesses	521	262	99	872	598	46
(260)	Refining, Chemicals and Sites in transformation	(40)	(193)	79	(300)	(527)	43
(239)	Corporate, other activities and consolidation adjustments	(378)	(197)		(617)	(299)
2,378	Adjusted profit (loss) before taxes	3,857	2,200	75	6,235	4,949	26
1,375	Adjusted net profit (loss)	2,434	1,175	107	3,809	2,628	45
1,279	Net profit (loss)	3,376	561	..	4,655	1,756	..
1,071	Net profit (loss) attributable to Eni's shareholders	3,319	543	..	4,390	1,715	..
(278)	Exclusion of inventory holding (gains) losses	(120)	256	..	(398)	246	..
509	Exclusion of special items (a)	(866)	335	..	(357)	585	..
1,302	Adjusted net profit (loss) attributable to Eni's shareholders	2,333	1,134	106	3,635	2,546	43

(a) For further information see table "Breakdown of special items".

•	In 2Q ’26, the Group proforma adjusted EBIT of €5,38 bln doubled y-o-y due to strong performance at E&P, GGP and the Transition satellites. The factors which drove the Group’s 2Q ’26 performance were better realizations on equity production, higher biofuels margins, better volume/mix effects and the positive outcome of restructuring the chemicals sector and other cost efficiencies.

•	In 2Q ’26 adjusted profit before taxes was €3.86 bln, 75% higher than 2Q ’25, reflecting the trend in the Group adjusted EBIT and higher profits reported at equity-accounted entities, partly offset by increased finance expenses. In IH ‘26, the Group reported an adjusted profit before taxes of €6.24 bln, up 26% compared to IH ’25.

•	In 2Q ’26 adjusted net profit attributable to Eni’s shareholders of €2.33 bln more than doubled compared to 2Q ’25, factoring in a lower adjusted tax rate down to 37% from 47%, due to a better geographical mix of profits before taxes in E&P reflecting higher contribution from jurisdictions with lower-than-average tax rates. In IH ‘26, the Group reported an adjusted net profit attributable to Eni’s shareholders of €3.64 mln, up 43% compared to IH ’25.

Net borrowings and cash flow from operations

Q1		Q2			IH
2026	(€ million)	2026	2025	Change	2026	2025	Change
1,279	Net profit (loss)	3,376	561	2,815	4,655	1,756	2,899
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
1,636	- depreciation, depletion and amortization and other non monetary items	140	1,716	(1,576)	1,776	3,558	(1,782)
(5)	- net gains on disposal of assets		(6)	6	(5)	(6)	1
1,161	- dividends, interests and taxes	1,539	950	589	2,700	2,384	316
(1,785)	Changes in working capital related to operations	269	1,176	(907)	(1,516)	192	(1,708)
290	Dividends received by equity investments	578	512	66	868	879	(11)
(855)	Taxes paid	(1,196)	(1,058)	(138)	(2,051)	(2,230)	179
(294)	Interests (paid) received	(436)	(334)	(102)	(730)	(631)	(99)
1,427	Net cash provided by operating activities	4,270	3,517	753	5,697	5,902	(205)
(1,967)	Capital expenditure	(2,041)	(1,954)	(87)	(4,008)	(3,773)	(235)
(65)	Investments and acquisitions	(735)	(100)	(635)	(800)	(351)	(449)
10	Disposal of consolidated subsidiaries, businesses, tangible and intangible assets and investments	(281)	83	(364)	(271)	84	(355)
15	Other cash flow related to investing activities	240	(275)	515	255	(175)	430
(580)	Free cash flow	1,453	1,271	182	873	1,687	(814)
(839)	Net cash inflow (outflow) related to financial activities	9	10	(1)	(830)	(190)	(640)
2,356	Changes in short and long-term financial debt	104	(317)	421	2,460	(1,324)	3,784
(342)	Repayment of lease liabilities	(327)	(300)	(27)	(669)	(675)	6
(1,075)	Dividends paid, share repurchases, changes in non-controlling interests and reserves	(1,452)	(458)	(994)	(2,527)	1,564	(4,091)
960	Issue of perpetual hybrid bond and interest payment	(156)	(65)	(91)	804	126	678
15	Effect of changes in consolidation and exchange differences of cash and cash equivalent	8	(121)	129	23	(204)	227
495	NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	(361)	20	(381)	134	984	(850)
2,878	Adjusted net cash before changes in working capital at replacement cost	4,469	2,775	1,694	7,347	6,189	1,158
Q1		Q2			IH
2026	(€ million)	2026	2025	Change	2026	2025	Change
(580)	Free cash flow	1,453	1,271	182	873	1,687	(814)
(342)	Repayment of lease liabilities	(327)	(300)	(27)	(669)	(675)	6
	Net borrowings of acquired companies	(9)		(9)	(9)		(9)
	Net borrowings of divested companies	(238)		(238)	(238)		(238)
(284)	Exchange differences on net borrowings and other changes	307	(312)	619	23	(725)	748
(1,075)	Dividends paid and changes in non-controlling interest and reserves	(1,452)	(458)	(994)	(2,527)	1,564	(4,091)
960	Issue of perpetual hybrid bond and interest payment	(156)	(65)	(91)	804	126	678
(1,321)	CHANGE IN NET BORROWINGS BEFORE LEASE LIABILITIES	(422)	136	(558)	(1,743)	1,977	(3,720)
342	Repayment of lease liabilities	327	300	27	669	675	(6)
(269)	Inception of new leases and other changes	(141)	193	(334)	(410)	70	(480)
(1,248)	CHANGE IN NET BORROWINGS AFTER LEASE LIABILITIES	(236)	629	(865)	(1,484)	2,722	(4,206)

In IH ’26, net cash provided by operating activities was €5,697 mln and included €868 mln of dividends received by Eni’s equity-accounted investments. The amount of trade receivables discounted as part of non-recourse arrangements with financing institutions was ca. €0.2 bln higher than in the Q4 ‘25 as part of the Group initiatives to optimize working capital requirements.

Adjusted net cash before changes in working capital at replacement cost was €7,347 mln in IH ’26 (€4,469 mln in the Q2 ’26) and is net of the following items:

•	inventory holding gains or losses relating to oil and products;
•	the reversing of timing difference between gas inventories accounted at weighted average cost and management’s own measure of performance leveraging inventories to optimize margins;
•	the fair value of commodity derivatives lacking the formal criteria to be designated as hedges or prorated on an accrual basis;
•	accrued post-merger balancing proceeds and other minor items.

A reconciliation of adjusted net cash before changes in working capital at replacement cost to net cash provided by operating activities is provided below:

Q1		Q2			IH
2026	(€ million)	2026	2025	Change	2026	2025	Change
1,427	Net cash provided by operating activities	4,270	3,517	753	5,697	5,902	(205)
1,785	Changes in working capital related to operations	(269)	(1,176)	907	1,516	(192)	1,708
195	Exclusion of commodity derivatives	(123)	(28)	(95)	72	(279)	351
(434)	Exclusion of inventory holding (gains) losses	(151)	372	(523)	(585)	358	(943)
2,973	Net cash before changes in working capital at replacement cost	3,727	2,685	1,042	6,700	5,789	911
(95)	Extraordinary (gains) charges and other items	742	90	652	647	400	247
2,878	Adjusted net cash before changes in working capital at replacement cost	4,469	2,775	1,694	7,347	6,189	1,158

In IH ’26 organic capex was €3.7 bln (down 5% y-o-y) and excluded the share of capex that was reimbursed or is expected to be reimbursed upon closing of ongoing asset disposals, which have been used to net disposals of the period or reclassified in other cash flows related to investing activities. Organic capex also excluded the share of capex pertaining to sanctioned joint operators, which was funded by Eni.

Net borrowings before lease liabilities ex IFRS 16 increased by around €1.74 bln in the first half of 2026. The main inflows comprised the adjusted operating cash flow (€7.35 bln) and the issuance of a hybrid bond (€0.99 bln) which were utilized to fund cash outflows related to organic capex (€3.71 bln), working capital needs (€1.52 bln), dividend payments to Eni’s shareholders and share repurchases of €2.53 bln (dividend payments of €1.6 bln and share repurchases of €0.9 bln), acquisition of consolidated subsidiaries and other portfolio activities (€1 bln) and repayment of lease liabilities and hybrid bond interest (€0.85 bln).

Eni, following the authorization granted by the Shareholders' Meeting held on May 6, 2026, started a new share buyback program, to be executed through April 2027. As of July 17, 2026, around 39 mln shares have been purchased, for a cash outlay of €860 mln.

Summarized Group Balance Sheet

(€ million)	Dec. 31, 2025	Jun. 30, 2026	Change

Fixed assets
Property, plant and equipment	50,536	49,165	(1,371)
Right of use	5,184	4,948	(236)
Intangible assets	6,022	1,532	(4,490)
Inventories - Compulsory stock	1,187	1,655	468
Equity-accounted investments and other investments	14,484	19,170	4,686
Receivables financing and securities held for operating purposes	974	997	23
Net payables related to capital expenditure	(1,337)	(1,372)	(35)
	77,050	76,095	(955)
Net working capital
Inventories	5,143	6,407	1,264
Trade receivables	8,986	9,044	58
Trade payables	(13,901)	(14,863)	(962)
Net tax assets (liabilities)	1,506	757	(749)
Provisions	(14,580)	(13,887)	693
Other current assets and liabilities	(1,572)	(1,183)	389
	(14,418)	(13,725)	693
Provisions for employee benefits	(596)	(559)	37

Discontinued operations and assets held for sale including related liabilities	5,979	11,831	5,852
CAPITAL EMPLOYED, NET	68,015	73,642	5,627

Eni's shareholders equity	47,940	52,001	4,061
Non-controlling interest	4,847	4,929	82
Shareholders' equity	52,787	56,930	4,143
Net borrowings before lease liabilities ex IFRS 16	9,528	11,271	1,743
Lease liabilities	5,700	5,441	(259)
Net borrowings after lease liabilities ex IFRS 16	15,228	16,712	1,484
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	68,015	73,642	5,627
Gearing before lease liabilities ex IFRS 16	0.15	0.17
Gearing after lease liabilities ex IFRS 16	0.22	0.23

As of June 30, 2026, fixed assets (€76.1 bln) decreased by approximately €1 bln from December 31, 2025, mainly due to the reclassification of Plenitude as discontinued operations in connection with the proposed new shareholding setup which will trigger the demerger. This movement was partly offset by the net effect of the initial recognition of the investment in the new JV Searah, exceeding the book values of the assets contributed to the venture in exchange of a 50% participating interest. Capital expenditure for the period was offset by DD&A. Positive exchange rate translation differences (the period-end exchange rate of EUR vs. USD was 1.139 down by 3% compared to 1.176 as of December 31, 2025) increased the euro reported amounts of dollar-denominated assets for €1.7 bln.

Net working capital amount was €13.7 bln. Higher inventory book value because of the weighted average cost of supplies in an environment of rising commodity prices and provisions payment were only partially offset by higher trading payables.

Discontinued operations/asset held for sale included Plenitude (€9.6 bln) and other held-for-sale E&P properties (€2.2 bln).

Due to termination of the planned disposal process, the 25% interest in Congo LNG project previously stated as held-for-sale, has been reclassified among continuing operations. In doing so, the asset has been restated at its current net book value, thus recognizing a net revaluation gain of ca. €0.29 bln.

Eni’s shareholders equity (€52 bln) increased by €4.1 bln from December 31, 2025, mainly due to net profit for the period (€4.4 bln) and positive foreign currency translation differences (€1.5 bln), partly offset by shareholders remuneration of approximately €2.4 bln (dividends and share buyback).

Non-controlling interests of €4.9 bln included: i) a minority participating interest acquired by the private equity fund KKR in the share capital of Enilive (€0.8 bln) as well as the EIP and Ares fund’s interest in Plenitude of €1.9 bln; ii) a perpetual subordinated hybrid bond (€1.7 bln) issued by a Group subsidiary in 2024, classified as equity since the Group retains an unconditional right to avoid transferring cash or other financial assets to the bondholders.

Net borrowings2 before lease liabilities as of June 30, 2026 of €11.3 bln were up by approximately €1.7 bln from December 31, 2025.

2 Details on net borrowings are furnished on page 24.

Gearing3 - the ratio of net borrowings to net capital employed before lease liabilities - was 17% on June 30, 2026. Considering the portfolio transactions underway, the Group proforma gearing stands at 10%.

Special items

The breakdown of pre-tax special items recorded in operating profit by segment (net charges of €2,448 mln and €1,769 mln in IH ’26 and Q2 ’26, respectively) is as follows:

•	E&P: net charges of €1,757 mln were incurred in IH ’26 (€1,325 mln in Q2 ‘26). Those mainly comprised impairment losses at oil&gas properties driven by re-prioritization of investment capital away from future phases of development of marginal properties and instead a focus on the core projects in the portfolio consistent with strategy, as well as downward reserves revisions (€1,203 mln and €1,104 mln in IH ’26 and Q2 ’26, respectively); credit loss provisions (€92 mln) and environmental charges (€15 mln and €16 mln in IH ’26 and Q2 ’26, respectively);
•	GGP and Power: net charges of €432 mln in IH ’26 (net gains of €28 mln in Q2 ‘26) mainly relating to the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges or to be waived from fair value accounting under the own use exemption (charge of €314 mln and gain of €95 mln in IH ‘26 and Q2 ’26, respectively). The reclassification of the positive balance of €152 mln (€65 mln in Q2 ‘26) related to derivatives covering margin exposure to foreign currency exchange rate movements and exchange translation differences of commercial payables and receivables;
•	Transition Businesses: net gains of €364 mln (net charges of €152 mln in Q2 ‘26) mainly related to the fair values of commodity derivatives lacking the formal criteria to be classified as hedges under IFRS relating exposure to the gas commodity (gain of €409 mln and charge of €136 mln in IH ‘26 and Q2 ‘26, respectively);
•	Refining, Chemicals and Sites in transformation: net charges of €534 mln (€237 mln in Q2 ’26) mainly related to the write-down of capital expenditures made for compliance and stay-in-business at certain CGU with expected negative cash flows in Refining business (€162 mln and €94 mln in IH ‘26 and Q2 ’26, respectively) and to the fair values of commodity derivatives lacking the formal criteria to be classified as hedges under IFRS (€178 mln and €15 mln in IH ‘26 and Q2 ’26, respectively) as well as environmental charges of €90 mln (€66 mln in Q2 ’26).

3 Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Non-GAAP measures” of this press release. See pages 18 and subsequent.

Other information, basis of presentation and disclaimer

This press release on Eni’s unaudited results for the second quarter and the first half of 2026 has been prepared on a voluntary basis according to article 82-ter, Regulations on issuers (CONSOB Regulation No. 11971 of May 14, 1999, and subsequent amendments and inclusions). The disclosure of results and business trends on a quarterly basis is consistent with Eni’s policy to provide the market and investors with regular information about the Company’s financial and industrial performances and business prospects considering the reporting policy followed by oil&gas peers who are communicating results on quarterly basis.

Results and cash flow are presented for the first and second quarter of 2026, the first half of 2026 and for the second quarter and the first half of 2025. Information on the Company’s financial position relates to end of the periods as of June 30, 2026 and December 31, 2025.

Accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002.

These criteria are unchanged from the 2025 Annual Report on Form 20-F filed with the US SEC on March 23, 2026, which investors are urged to read.

The Annual Report on Form 20-F 2025 is published on Eni’s website (eni.com) in the “Publications” section.

Shareholders can request a hard copy of Eni’s Annual Report on Form 20-F 2025, free of charge, by emailing a request to segreteriasocietaria.azionisti@eni.com or to investor.relations@eni.com.

The interim consolidated financial report as at June 30, 2026 prepared in accordance with Italian listing standards, subject to a limited review by the external auditors is due to be published in the first week of August.

Following Eni’s Board of Directors decision to reorganize the shareholding structure of Eni’s subsidiary Plenitude with a view to derecognizing the subsidiary and its controlled entities, from 1Q 2026, Plenitude has been accounted for as discontinued operation ex IFRS 5 in the Group consolidated statutory accounts because it represents a major business line. This means that Plenitude results after elimination of intercompany transactions are condensed in a single item of the Group statutory consolidated profit and loss account and reported separately from the results of continuing operations. Since intercompany eliminations continue to work due to the fact that Plenitude remains fully consolidated as of June 30, 2026, results of both continuing and discontinued operations are not necessarily representative of results as standalone entities. Same considerations apply to the preparation of the Group statement of cash flows. Comparative periods have been represented accordingly. In the statement of financial position, the accounting of Plenitude does not differ from that of held-for-sale assets. The discontinued results of Plenitude and its controlled entities are assuming that DD&A charges no longer accrue from the month of March 2026 onwards.

Non-GAAP financial measures throughout this press release relating to Plenitude represent the entity on a standalone basis in line with prior periods segment information. For a representation of Plenitude as a discontinued operation see the “Profit and loss account” on page 26.

* * *

Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Alternative performance measures (Non-GAAP measures)” of this press release.

The manager responsible for the preparation of the Company’s financial reports, Francesco Esposito, declares pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998 that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records.

* * *

Disclaimer

This press release contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil and gas resources, dividends, share repurchases, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the impact of the pandemic disease, the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational issues; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the quarter of the year cannot be extrapolated on an annual basis.

Company Contacts

Press Office: Tel. +39.0252031875 - +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

website: www.eni.com

Eni

Società per Azioni, Rome, Piazzale Enrico Mattei, 1

Share capital: €4,005,358,876 fully paid.

Tax identification number 00484960588

Tel.: +39 0659821 - Fax: +39 0659822141

This press release for the second quarter and first half of 2026 results (not subject to audit) is also available on Eni’s website eni.com.

Alternative performance indicators (Non-GAAP measures)

Management evaluates underlying business performance on the basis of Non-GAAP financial measures, which are not provided by IFRS (“Alternative performance measures”), such as adjusted operating profit, adjusted net profit, which are arrived at by excluding from reported results certain gains and losses, defined special items, which include, among others, asset impairments, including impairments of deferred tax assets, gains on disposals, risk provisions, restructuring charges, the accounting effect of fair-valued derivatives used to hedge exposure to the commodity, exchange rate and interest rate risks, which lack the formal criteria to be accounted as hedges, and analogously evaluation effects of assets and liabilities utilized in a relation of natural hedge of the above mentioned market risks. Furthermore, in determining the business segments’ adjusted results, finance charges on finance debt and interest income are excluded (see below). In determining adjusted results, inventory holding gains or losses are excluded from base business performance, which is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS, except in those business segments where inventories are utilized as a lever to optimize margins. Finally, the same special charges/gains are excluded from the Eni’s share of results at JVs and other equity accounted entities, including any profit/loss on inventory holding.

Management is disclosing Non-GAAP measures of performance to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

Non-GAAP financial measures should be read together with information determined by applying IFRS and do not stand in for them. Other companies may adopt different methodologies to determine Non-GAAP measures.

Follows the description of the main alternative performance measures adopted by Eni. The measures reported below refer to the performance of the reporting periods disclosed in this press release:

Adjusted operating and net profit

Adjusted operating profit and adjusted net profit are determined by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates, which impact industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment).

Inventory holding gain or loss

This is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS.

Special items

These include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. Exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the derivative market. Finally, special items include the accounting effects of fair-valued commodity derivatives relating to commercial exposures, in addition to those which lack the criteria to be designed as hedges, also those which are not eligible for the own use exemption, including the ineffective portion of cash flow hedges, as well as the accounting effects of settled commodity and exchange rates derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods.

Correspondently, special charges/gains also include the evaluation effects relating to assets/liabilities utilized in a natural hedge relation to offset a market risk, as in the case of accrued currency differences at finance debt denominated in a currency other than the reporting currency, where the cash outflows for the reimbursement are matched by highly probable cash inflows in the same currency. The deferral of both the unrealized portion of fair-valued commodity and other derivatives and evaluation effects are reversed to future reporting periods when the underlying transaction occurs.

As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non-recurring material income or charges are to be clearly reported in the management’s discussion and financial tables.

Gearing

Gearing is calculated as the ratio between net borrowings and capital employed net and measures how much of capital employed net is financed recurring to third-party funding. Gearing ex-IFRS 16 is calculated by excluding lease liabilities and right-of-use assets from numerator and denominator, respectively. On a proforma basis gearing is calculated net of portfolio transactions.

Cash flow from operations before changes in working capital at replacement cost (Adjusted net cash before changes in working capital at replacement cost)

This is defined as net cash provided from operating activities before changes in working capital at replacement cost. It also excludes certain non-recurring charges such as extraordinary credit allowances and, considering the high market volatility, changes in the fair value of commodity derivatives lacking the formal criteria to be designed as hedges, including derivatives which were not eligible for the own use exemption, the ineffective portion of cash flow hedges, as well as the effects of certain settled commodity derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods.

Free cash flow

Free cash flow represents the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. Free cash flow is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.

Net borrowings

Net borrowings is calculated as total finance debt less cash, cash equivalents, financial assets measured at fair value through profit or loss and financing receivables held for non-operating purposes. Financial activities are qualified as “not related to operations” when these are not strictly related to the business operations.

Proforma adjusted EBIT

Is the measure adding the operating margin of the equity accounted entities to the adjusted EBIT, introduced by the management to reflect the increasing contribution from the JV/associates also in connection with the Eni satellite model.

Reconciliation tables of Non-GAAP results to the most comparable measures of financial performance determined in accordance to GAAPs

(€ million)
Second Quarter 2026	Exploration & Production	Global Gas & LNG Portfolio and Power	Enilive	Plenitude	Refining, Chemicals and Sites in transformation	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP	Discontinued operations exclusion			CONTINUING OPERATIONS

									Plenitude	Infragroup elimination	TOTAL
Reported operating profit (loss)	1,651	523	192	52	(129)	(313)	(78)	1,898	(52)	(669)	(721)	1,177
Exclusion of inventory holding (gains) losses			70		(151)		(70)	(151)				(151)
Exclusion of special items:
environmental charges	16		31		66	(10)		103				103
impairment losses (impairment reversals), net	1,104		6		108	69		1,287				1,287
risk provisions	11		1		1	6		19				19
provision for redundancy incentives	6			1	6	3		16	(1)		(1)	15
commodity derivatives	(179)	(95)	(23)	159	15			(123)	(159)	156	(3)	(126)
exchange rate differences and derivatives	(4)	65	(2)		11			70				70
other	371	2	(8)	(13)	30	15		397	13		13	410
Special items of operating profit (loss)	1,325	(28)	5	147	237	83		1,769	(147)	156	9	1,778
Adjusted operating profit (loss) of subsidiaries (a)	2,976	495	267	199	(43)	(230)	(148)	3,516	(199)	(513)	(712)	2,804
main JV/Associates adjusted EBIT (b)	1,793	8	28	27	3			1,859	(27)		(27)	1,832
Proforma adjusted EBIT (c)=(a)+(b)	4,769	503	295	226	(40)	(230)	(148)	5,375	(226)	(513)	(739)	4,636
Finance expenses and dividends of subsidiaries (d)	(99)	(5)	(6)	(11)	2	(144)		(263)	11	(3)	8	(255)
Finance expenses and dividends of main JV/associates (e)	(235)	2	(2)	(20)	(14)			(269)	20		20	(249)
Income taxes of main JV/associates (f)	(966)	(3)		(6)	(11)			(986)	6		6	(980)
Adjusted net profit (loss) of main JV/associates (g)=(b)+(e)+(f)	592	7	26	1	(22)			604	(1)		(1)	603
Adjusted profit (loss) before taxes (h)=(a)+(d)+(g)	3,469	497	287	189	(63)	(374)	(148)	3,857	(189)	(516)	(705)	3,152
Income taxes (i)	(1,220)	(186)	(79)	(59)	(24)	101	44	(1,423)	59	(5)	54	(1,369)
Tax rate (%)								36.9				43.4
Adjusted net profit (loss) (j)=(h)+(i)	2,249	311	208	130	(87)	(273)	(104)	2,434	(130)	(521)	(651)	1,783
of which:
- Adjusted net profit (loss) of non-controlling interest								101			(196)	(95)
- Adjusted net profit (loss) attributable to Eni's shareholders								2,333			(455)	1,878

Reported net profit (loss) attributable to Eni's shareholders								3,319			(492)	2,827
Exclusion of inventory holding (gains) losses								(120)				(120)
Exclusion of special items								(866)			37	(829)

Adjusted net profit (loss) attributable to Eni's shareholders								2,333			(455)	1,878

(€ million)

Second Quarter 2025	Exploration & Production	Global Gas & LNG Portfolio and Power	Enilive	Plenitude	Refining, Chemicals and Sites in transformation	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP	Discontinued operations exclusion			CONTINUING OPERATIONS

									Plenitude	Infragroup elimination	TOTAL
Reported operating profit (loss)	1,495	585	53	30	(843)	(261)	103	1,162	(30)	(652)	(682)	480
Exclusion of inventory holding (gains) losses			61		396		(85)	372				372
Exclusion of special items:
environmental charges (expense recovered from third-parties)			6		102	55		163				163
impairment losses (impairment reversals), net	214		6		99	4		323				323
net gains on disposal of assets	(3)				(3)			(6)				(6)
risk provisions					16	1		17				17
provision for redundancy incentives	4				4	5		13				13
commodity derivatives	(27)	(99)	1	84	13			(28)	(84)	83	(1)	(29)
exchange rate differences and derivatives	(9)	(196)			6	1		(198)				(198)
other	(15)	88	11	10	(3)	(20)		71	(10)		(10)	61
Special items of operating profit (loss)	164	(207)	24	94	234	46		355	(94)	83	(11)	344
Adjusted operating profit (loss) of subsidiaries (a)	1,659	378	138	124	(213)	(215)	18	1,889	(124)	(569)	(693)	1,196
main JV/Associates adjusted EBIT (b)	763	9	(9)	9	20			792	(9)		(9)	783
Proforma adjusted EBIT (c)=(a)+(b)	2,422	387	129	133	(193)	(215)	18	2,681	(133)	(569)	(702)	1,979
Finance expenses and dividends of subsidiaries (d)	131	(4)	(2)	(10)	(5)	32		142	10	47	57	199
Finance expenses and dividends of main JV/associates (e)	(192)	2	(1)	(15)	(21)			(227)	15		15	(212)
Income taxes of main JV/associates (f)	(404)	(3)		(1)	12			(396)	1		1	(395)
Adjusted net profit (loss) of main JV/associates (g)=(b)+(e)+(f)	167	8	(10)	(7)	11			169	7		7	176
Adjusted profit (loss) before taxes (h)=(a)+(d)+(g)	1,957	382	126	107	(207)	(183)	18	2,200	(107)	(522)	(629)	1,571
Income taxes (i)	(898)	(147)	(50)	(39)	10	103	(4)	(1,025)	39	(2)	37	(988)
Tax rate (%)								46.6
Adjusted net profit (loss) (j)=(h)+(i)	1,059	235	76	68	(197)	(80)	14	1,175	(68)	(524)	(592)	583
of which:
- Adjusted net profit (loss) of non-controlling interest								41			(60)	(19)
- Adjusted net profit (loss) attributable to Eni's shareholders								1,134			(532)	602

Reported net profit (loss) attributable to Eni's shareholders								543			(545)	(2)
Exclusion of inventory holding (gains) losses								256				256
Exclusion of special items								335			13	348
Adjusted net profit (loss) attributable to Eni's shareholders								1,134			(532)	602

(€ million)
First Half 2026	Exploration & Production	Global Gas & LNG Portfolio and Power	Enilive	Plenitude	Refining, Chemicals and Sites in transformation	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP	Discontinued operations exclusion			CONTINUING OPERATIONS

									Plenitude	Infragroup elimination	TOTAL
Reported operating profit (loss)	3,502	381	375	826	(302)	(615)	(96)	4,071	(826)	(1,363)	(2,189)	1,882
Exclusion of inventory holding (gains) losses			(35)		(555)		5	(585)				(585)
Exclusion of special items:
environmental charges	15		48		90	(10)		143				143
impairment losses (impairment reversals), net	1,203		11		187	73		1,474				1,474
net gains on disposal of assets	(5)							(5)				(5)
risk provisions	11		1		1	6		19				19
provision for redundancy incentives	9	1	1	2	12	7		32	(2)		(2)	30
commodity derivatives	(11)	314	14	(423)	178			72	423	(425)	(2)	70
exchange rate differences and derivatives	27	152	(2)		16			193				193
other	508	(35)	(10)	(6)	50	13		520	6		6	526
Special items of operating profit (loss)	1,757	432	63	(427)	534	89		2,448	427	(425)	2	2,450
Adjusted operating profit (loss) of subsidiaries (a)	5,259	813	403	399	(323)	(526)	(91)	5,934	(399)	(1,788)	(2,187)	3,747
main JV/Associates adjusted EBIT (b)	2,867	17	30	40	23			2,977	(40)		(40)	2,937
Proforma adjusted EBIT (c)=(a)+(b)	8,126	830	433	439	(300)	(526)	(91)	8,911	(439)	(1,788)	(2,227)	6,684
Finance expenses and dividends of subsidiaries (d)	(183)	(9)	(14)	(2)	5	(321)		(524)	2	(12)	(10)	(534)
Finance expenses and dividends of main JV/associates (e)	(449)	6	(5)	(39)	(31)			(518)	39		39	(479)
Income taxes of main JV/associates (f)	(1,627)	(6)		(5)	4			(1,634)	5		5	(1,629)
Adjusted net profit (loss) of main JV/associates (g)=(b)+(e)+(f)	791	17	25	(4)	(4)			825	4		4	829
Adjusted profit (loss) before taxes (h)=(a)+(d)+(g)	5,867	821	414	393	(322)	(847)	(91)	6,235	(393)	(1,800)	(2,193)	4,042
Income taxes (i)	(2,138)	(306)	(113)	(129)	6	224	30	(2,426)	129	(11)	118	(2,308)
Tax rate (%)								38.9				57.1
Adjusted net profit (loss) (j)=(h)+(i)	3,729	515	301	264	(316)	(623)	(61)	3,809	(264)	(1,811)	(2,075)	1,734
of which:
- Adjusted net profit (loss) of non-controlling interest								174			(626)	(452)
- Adjusted net profit (loss) attributable to Eni's shareholders								3,635			(1,449)	2,186

Reported net profit (loss) attributable to Eni's shareholders								4,390			(1,367)	3,023
Exclusion of inventory holding (gains) losses								(398)				(398)
Exclusion of special items								(357)			(82)	(439)

Adjusted net profit (loss) attributable to Eni's shareholders								3,635			(1,449)	2,186

(€ million)
First Half 2025	Exploration & Production	Global Gas & LNG Portfolio and Power	Enilive	Plenitude	Refining, Chemicals and Sites in transformation	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP	Discontinued operations exclusion			CONTINUING OPERATIONS

									Plenitude	Infragroup elimination	TOTAL
Reported operating profit (loss)	3,446	1,358	174	64	(1,302)	(539)	289	3,490	(64)	(2,375)	(2,439)	1,051
Exclusion of inventory holding (gains) losses			42		427		(111)	358				358
Exclusion of special items:
environmental charges (expense recovered from third-parties)	(2)		22		117	55		192				192
impairment losses (impairment reversals), net	469		5		159	8		641				641
net gains on disposal of assets	(3)				(3)			(6)				(6)
risk provisions					16	1		17				17
provision for redundancy incentives	9		1		7	17		34				34
commodity derivatives	(19)	(342)	1	292	15			(53)	(292)	290	(2)	(55)
exchange rate differences and derivatives	15	(297)	(1)		3	1		(279)				(279)
other	(26)	122	4	10	5	(20)		95	(10)		(10)	85
Special items of operating profit (loss)	443	(517)	32	302	319	62		641	(302)	290	(12)	629
Adjusted operating profit (loss) of subsidiaries (a)	3,889	841	248	366	(556)	(477)	178	4,489	(366)	(2,085)	(2,451)	2,038
main JV/Associates adjusted EBIT (b)	1,841	19	(24)	8	29			1,873	(8)		(8)	1,865
Proforma adjusted EBIT (c)=(a)+(b)	5,730	860	224	374	(527)	(477)	178	6,362	(374)	(2,085)	(2,459)	3,903
Finance expenses and dividends of subsidiaries (d)	29	(9)	(8)	(13)	(5)	(16)		(22)	13	71	84	62
Finance expenses and dividends of main JV/associates (e)	(322)	5	(3)	(24)	(41)			(385)	24		24	(361)
Income taxes of main JV/associates (f)	(1,024)	(4)		(1)	23			(1,006)	1		1	(1,005)
Adjusted net profit (loss) of main JV/associates (g)=(b)+(e)+(f)	495	20	(27)	(17)	11			482	17		17	499
Adjusted profit (loss) before taxes (h)=(a)+(d)+(g)	4,413	852	213	336	(550)	(493)	178	4,949	(336)	(2,014)	(2,350)	2,599
Income taxes (i)	(2,041)	(310)	(72)	(113)	43	222	(50)	(2,321)	113	(7)	106	(2,215)
Tax rate (%)								46.9
Adjusted net profit (loss) (j)=(h)+(i)	2,372	542	141	223	(507)	(271)	128	2,628	(223)	(2,021)	(2,244)	384
of which:
- Adjusted net profit (loss) of non-controlling interest								82			(187)	(105)
- Adjusted net profit (loss) attributable to Eni's shareholders								2,546			(2,057)	489

Reported net profit (loss) attributable to Eni's shareholders								1,715			(2,121)	(406)
Exclusion of inventory holding (gains) losses								246				246
Exclusion of special items								585			64	649
Adjusted net profit (loss) attributable to Eni's shareholders								2,546			(2,057)	489

(€ million)
First Quarter 2026	Exploration & Production	Global Gas & LNG Portfolio and Power	Enilive	Plenitude	Refining, Chemicals and Sites in transformation	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP	Discontinued operations exclusion			CONTINUING OPERATIONS

									Plenitude	Infragroup elimination	TOTAL
Reported operating profit (loss)	1,851	(142)	183	774	(173)	(302)	(18)	2,173	(774)	(694)	(1,468)	705
Exclusion of inventory holding (gains) losses			(105)		(404)		75	(434)				(434)
Exclusion of special items:
environmental charges	(1)		17		24			40				40
impairment losses (impairment reversals), net	99		5		79	4		187				187
net gains on disposal of assets	(5)							(5)				(5)
risk provisions
provision for redundancy incentives	3	1	1	1	6	4		16	(1)		(1)	15
commodity derivatives	168	409	37	(582)	163			195	582	(581)	1	196
exchange rate differences and derivatives	31	87			5			123				123
other	137	(37)	(2)	7	20	(2)		123	(7)		(7)	116
Special items of operating profit (loss)	432	460	58	(574)	297	6		679	574	(581)	(7)	672
Adjusted operating profit (loss) of subsidiaries (a)	2,283	318	136	200	(280)	(296)	57	2,418	(200)	(1,275)	(1,475)	943
main JV/Associates adjusted EBIT (b)	1,074	9	2	13	20			1,118	(13)		(13)	1,105
Proforma adjusted EBIT (c)=(a)+(b)	3,357	327	138	213	(260)	(296)	57	3,536	(213)	(1,275)	(1,488)	2,048
Finance expenses and dividends of subsidiaries (d)	(84)	(4)	(8)	9	3	(177)		(261)	(9)	(9)	(18)	(279)
Finance expenses and dividends of main JV/associates (e)	(214)	4	(3)	(19)	(17)			(249)	19		19	(230)
Income taxes of main JV/associates (f)	(661)	(3)		1	15			(648)	(1)		(1)	(649)
Adjusted net profit (loss) of main JV/associates (g)=(b)+(e)+(f)	199	10	(1)	(5)	18			221	5		5	226
Adjusted profit (loss) before taxes (h)=(a)+(d)+(g)	2,398	324	127	204	(259)	(473)	57	2,378	(204)	(1,284)	(1,488)	890
Income taxes (i)	(918)	(120)	(34)	(70)	30	123	(14)	(1,003)	70	(6)	64	(939)
Tax rate (%)								42.2
Adjusted net profit (loss) (j)=(h)+(i)	1,480	204	93	134	(229)	(350)	43	1,375	(134)	(1,290)	(1,424)	(49)
of which:
- Adjusted net profit (loss) of non-controlling interest								73			(430)	(357)
- Adjusted net profit (loss) attributable to Eni's shareholders								1,302			(994)	308

Reported net profit (loss) attributable to Eni's shareholders								1,071			(875)	196
Exclusion of inventory holding (gains) losses								(278)				(278)
Exclusion of special items								509			(119)	390
Adjusted net profit (loss) attributable to Eni's shareholders								1,302			(994)	308

Breakdown of special items

Q1		Q2		IH
2026	(€ million)	2026	2025	2026	2025
40	Environmental charges	103	163	143	192
187	Impairment losses (impairment reversals), net	1,287	323	1,474	641
(5)	Net gains on disposal of assets		(6)	(5)	(6)
	Risk provisions	19	17	19	17
16	Provisions for redundancy incentives	16	13	32	34
195	Commodity derivatives	(123)	(28)	72	(53)
123	Exchange rate differences and derivatives	70	(198)	193	(279)
123	Other	397	71	520	95
679	Special items of operating profit (loss)	1,769	355	2,448	641
(126)	Net finance (income) expense	(75)	190	(201)	269
	of which:
(123)	- exchange rate differences and derivatives reclassified to operating profit (loss)	(70)	198	(193)	279
(52)	Net income (expense) from investments	(2,384)	(122)	(2,436)	(154)
	of which:
	- net gain on business combination	(2,088)		(2,088)
(105)	Income taxes	(146)	(75)	(251)	(140)
396	Total special items of net profit (loss)	(836)	348	(440)	616
	attributable to:
509	- Eni's shareholders	(866)	335	(357)	585
(113)	- Non-controlling interest	30	13	(83)	31

Reconciliation of Group proforma adjusted EBIT

Q1		Q2			IH
2026	(€ million)	2026	2025	% Ch.	2026	2025	% Ch.
2,283	E&P adjusted Ebit of consolidated subsidiaries	2,976	1,659	79	5,259	3,889	35
1,074	main JV/Associates adjusted Ebit	1,793	763	..	2,867	1,841	56
3,357	E&P proforma adjusted Ebit	4,769	2,422	97	8,126	5,730	42
318	GGP and Power adjusted Ebit of consolidated subsidiaries	495	378	31	813	841	(3)
9	main JV/Associates adjusted Ebit	8	9	(11)	17	19	(11)
327	GGP and Power proforma adjusted Ebit	503	387	30	830	860	(3)
336	Transition Businesses adjusted Ebit of consolidated subsidiaries	466	262	78	802	614	31
15	main JV/Associates adjusted Ebit	55		..	70	(16)	..
351	Transition Businesses proforma adjusted Ebit	521	262	99	872	598	46
(280)	Refining, Chemicals and Sites in transformation adjusted Ebit of consolidated subsidiaries	(43)	(213)	80	(323)	(556)	42
20	main JV/Associates adjusted Ebit	3	20	(85)	23	29	(21)
(260)	Refining, Chemicals and Sites in transformation proforma adjusted Ebit	(40)	(193)	79	(300)	(527)	43
(296)	Other segments adjusted Ebit	(230)	(215)	(7)	(526)	(477)	(10)
57	Impact of unrealized intragroup profit elimination	(148)	18	..	(91)	178	..
3,536	Group proforma adjusted Ebit(a)	5,375	2,681	..	8,911	6,362	40

(a) Main JV/Associates are Vår Energi, Azule Energy, Ithaca, Searah, Mozambique Rovuma Venture, Neptune Algeria, SeaCorridor, Adnoc R&GT and St. Bernard Renewables Llc.

Profit and loss reconciliation GAAP vs Non-GAAP

Second Quarter					2026	IH
Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results	(€ million)	Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results

1,898	(151)	1,699	70	3,516	Operating profit	4,071	(585)	2,255	193	5,934
(191)		(5)	(70)	(266)	Finance income (expense)	(379)		(8)	(193)	(580)
2,991		(2,384)		607	Income (expense) from investments	3,317		(2,436)		881
(1,322)	45	(146)		(1,423)	Income taxes	(2,354)	179	(251)		(2,426)
3,376	(106)	(836)		2,434	Net profit	4,655	(406)	(440)		3,809
57	14	30		101	- Non-controlling interest	265	(8)	(83)		174
3,319	(120)	(866)		2,333	Net profit attributable to Eni's shareholders	4,390	(398)	(357)		3,635

Second Quarter					2025	IH
Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results	(€ million)	Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results

1,162	372	553	(198)	1,889	Operating profit	3,490	358	920	(279)	4,489
(161)		(8)	198	29	Finance income (expense)	(410)		(10)	279	(141)
404		(122)		282	Income (expense) from investments	755		(154)		601
(844)	(106)	(75)		(1,025)	Income taxes	(2,079)	(102)	(140)		(2,321)
561	266	348		1,175	Net profit	1,756	256	616		2,628
18	10	13		41	- Non-controlling interest	41	10	31		82
543	256	335		1,134	Net profit attributable to Eni's shareholders	1,715	246	585		2,546

2026	Q1
(€ million)	Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results

Operating profit	2,173	(434)	556	123	2,418
Finance income (expense)	(188)		(3)	(123)	(314)
Income (expense) from investments	326		(52)		274
Income taxes	(1,032)	134	(105)		(1,003)
Net profit	1,279	(300)	396		1,375
- Non-controlling interest	208	(22)	(113)		73
Net profit attributable to Eni's shareholders	1,071	(278)	509		1,302

Analysis of Profit and Loss account items

Sales from operations

Q1		Q2			IH
2026	(€ million)	2026	2025	% Ch.	2026	2025	% Ch.
13,738	Exploration & Production	16,579	11,881	40	30,317	24,942	22
5,375	Global Gas & LNG Portfolio and Power	4,058	3,444	18	9,433	9,034	4
4,757	Enilive	6,917	4,779	45	11,674	9,536	22
4,112	Refining, Chemicals and Sites in transformation	6,441	4,533	42	10,553	9,465	11
456	Corporate and other activities	476	510	(7)	932	979	(5)
(8,696)	Consolidation adjustments	(12,157)	(8,253)	(47)	(20,853)	(18,204)	(15)
19,742		22,314	16,894	32	42,056	35,752	18

Operating expenses

Q1		Q2			IH
2026	(€ million)	2026	2025	% Ch.	2026	2025	% Ch.
16,123	Purchases, services and other	17,806	14,086	26	33,929	30,054	13
50	Impairment losses (impairment reversals) of trade and other receivables, net	51	36	42	101	73	38
823	Payroll and related costs	759	753	1	1,582	1,554	2
15	of which: provision for redundancy incentives and other	15	13	15	30	34	(12)
16,996		18,616	14,875	25	35,612	31,681	12

DD&A, impairments, reversals and write-off

Q1		Q2			IH
2026	(€ million)	2026	2025	var %	2026	2025	% Ch.
1,433	Exploration & Production	1,514	1,501	1	2,947	3,065	(4)
48	Global Gas & LNG Portfolio and Power	42	66	(36)	90	132	(32)
73	Enilive	76	75	1	149	145	3
35	Refining, Chemicals and Sites in transformation	38	37	3	73	75	(3)
39	Corporate and other activities	40	39	3	79	77	3
(9)	Impact of unrealized intragroup profit elimination	(8)	(8)		(17)	(16)	(6)
1,619	Total depreciation, depletion and amortization	1,702	1,710		3,321	3,478	(5)
187	Impairment losses (impairment reversals) of tangible and intangible and right of use assets, net	1,287	323		1,474	641
1,806	Depreciation, depletion, amortization, impairments and reversals	2,989	2,033	47	4,795	4,119	16
6	Write-off of tangible and intangible assets	113	(11)		119	(14)
1,812		3,102	2,022	53	4,914	4,105	20

Income (expense) from investments

(€ million)
First Half 2026	Exploration & Production	Global Gas & LNG Portfolio and Power	Enilive	Refining, Chemicals and Sites in transformation	Corporate and other activities	Group
Share of profit (loss) from equity-accounted investments	1,060	16	47	88	(39)	1,172
Dividends	36		3	1	20	60
Other income (expense), net	2,088	1			(3)	2,086
	3,184	17	50	89	(22)	3,318

Gearing and net borrowings

Gearing is a measure used by management to assess the Company’s level of indebtedness. It is calculated as the ratio between net borrowings and capital employed net and measures how much capital employed net is financed recurring to third-party funding. Management periodically reviews gearing in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net capital employed, and to carry out benchmark analysis with industry standards.

(€ million)	Dec. 31, 2025	Jun. 30, 2026	Change
Total debt	28,464	31,522	3,058
- Short-term debt	8,363	7,722	(641)
- Long-term debt	20,101	23,800	3,699
Cash and cash equivalents	(8,100)	(8,365)	(265)
Financial assets measured at fair value through profit or loss	(6,991)	(6,723)	268
Financing receivables held for non-operating purposes	(3,845)	(5,163)	(1,318)
Net borrowings before lease liabilities ex IFRS 16	9,528	11,271	1,743
Lease Liabilities	5,700	5,441	(259)
Net borrowings after lease liabilities ex IFRS 16	15,228	16,712	1,484
Shareholders' equity including non-controlling interest	52,787	56,930	4,143
Gearing before lease liability ex IFRS 16	0.15	0.17
Gearing after lease liability ex IFRS 16	0.22	0.23

Consolidated financial statements

BALANCE SHEET

(€ million)
	Jun. 30, 2026	Dec. 31, 2025
ASSETS
Current assets
Cash and cash equivalents	8,365	8,100
Financial assets measured at fair value through profit or loss	6,723	6,991
Other financial assets	5,034	3,710
Trade and other receivables	12,407	12,436
Inventories	6,407	5,143
Income tax assets	820	539
Other assets	3,413	3,943
	43,169	40,862
Non-current assets
Property, plant and equipment	49,165	50,536
Right of use assets	4,948	5,184
Intangible assets	1,532	6,022
Inventory - compulsory stock	1,655	1,187
Equity-accounted investments	17,743	13,155
Other investments	1,427	1,329
Other financial assets	1,126	1,109
Deferred tax assets	6,084	6,716
Income tax assets	125	125
Other assets	1,498	2,839
	85,303	88,202
Assets held for sale	18,533	8,005
TOTAL ASSETS	147,005	137,069
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	5,334	4,929
Current portion of long-term debt	2,388	3,434
Current portion of long-term lease liabilities	1,083	1,263
Trade and other payables	19,979	20,261
Income taxes payable	420	343
Other liabilities	5,798	4,039
	35,002	34,269
Non-current liabilities
Long-term debt	23,827	20,139
Long-term lease liabilities	4,358	4,437
Provisions for contingencies	13,887	14,580
Provisions for employee benefits	559	596
Deferred tax liabilities	4,222	4,805
Income taxes payable	25	40
Other liabilities	1,493	3,390
	48,371	47,987
Liabilities directly associated with assets held for sale	6,702	2,026
TOTAL LIABILITIES	90,075	84,282
Share capital	4,005	4,005
Retained earnings	33,364	33,209
Cumulative currency translation differences	3,470	1,936
Other reserves and equity instruments	8,634	8,964
Treasury shares	(1,862)	(2,782)
Net profit (loss)	4,390	2,608
Total Eni shareholders' equity	52,001	47,940
Non-controlling interest	4,929	4,847
TOTAL SHAREHOLDERS' EQUITY	56,930	52,787
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	147,005	137,069

GROUP PROFIT AND LOSS ACCOUNT

Q1		Q2		IH
2026	(€ million)	2026	2025	2026	2025
	CONTINUING OPERATIONS
19,742	Sales from operations	22,314	16,894	42,056	35,752
319	Other income and revenues	354	321	673	649
20,061	Total revenues	22,668	17,215	42,729	36,401
(16,123)	Purchases, services and other	(17,806)	(14,086)	(33,929)	(30,054)
(50)	Impairment reversals (impairment losses) of trade and other receivables, net	(51)	(36)	(101)	(73)
(823)	Payroll and related costs	(759)	(753)	(1,582)	(1,554)
(548)	Other operating (expense) income	227	162	(321)	436
(1,619)	Depreciation, Depletion and Amortization	(1,702)	(1,710)	(3,321)	(3,478)

(187)	Impairment reversals (impairment losses) of tangible, intangible and right of use assets, net	(1,287)	(323)	(1,474)	(641)

(6)	Write-off of tangible and intangible assets	(113)	11	(119)	14
705	OPERATING PROFIT (LOSS)	1,177	480	1,882	1,051
1,482	Finance income	1,735	3,111	3,217	5,359
(1,641)	Finance expense	(2,066)	(3,267)	(3,707)	(5,729)
13	Net finance income (expense) from financial assets measured at fair value through profit or loss	82	54	95	111
(52)	Derivative financial instruments	61	(3)	9	(70)
(198)	FINANCE INCOME (EXPENSE)	(188)	(105)	(386)	(329)
283	Share of profit (loss) of equity-accounted investments	889	311	1,172	669
40	Other gain (loss) from investments	2,106	101	2,146	106
323	INCOME (EXPENSE) FROM INVESTMENTS	2,995	412	3,318	775
830	PROFIT (LOSS) BEFORE INCOME TAXES	3,984	787	4,814	1,497
(805)	Income taxes	(1,312)	(832)	(2,117)	(2,056)
25	Net profit (loss) - continuing operations	2,672	(45)	2,697	(559)
	DISCONTINUED OPERATIONS
1,254	Net profit (loss) - discontinued operations	704	606	1,958	2,315
	TOTAL GROUP
1,279	Net profit (loss)	3,376	561	4,655	1,756
	attributable to:
1,071	- Eni's shareholders	3,319	543	4,390	1,715
196	- continuing operations	2,827	(2)	3,023	(406)
875	- discontinued operations	492	545	1,367	2,121
208	- Non-controlling interest	57	18	265	41
(171)	- continuing operations	(155)	(43)	(326)	(153)
379	- discontinued operations	212	61	591	194

	Net profit (loss) per share attributable to Eni's shareholders (€ per share)
0.34	- basic	1.11	0.16	1.45	0.52
0.34	- diluted	1.09	0.16	1.42	0.52

	Net profit (loss) per share - continuing operations attributable to Eni's shareholders (€ per share)
0.04	- basic	0.94	(0.02)	0.98	(0.17)
0.04	- diluted	0.92	(0.02)	0.97	(0.17)

	Weighted average number of shares outstanding (million)
2,945.5	- basic	2,934.6	3,049.7	2,940.0	3,056.2
3,008.8	- diluted	3,000.2	3,112.3	3,005.6	3,118.8

Discontinued operations related to Plenitude and its subsidiaries. Results of continued and discontinued did not reflect entities’ standalone results, because intercompany eliminations were still applied since Plenitude is fully consolidated as of June 30, 2026. Particularly, the continuing operations are supplying Plenitude with significant volumes of gas and this intercompany transaction was eliminated thus reducing results of the selling segment and correspondingly increasing the one of the buying segment.

COMPREHENSIVE INCOME (LOSS)

	Q2		IH
(€ million)	2026	2025	2026	2025
Net profit (loss)	3,376	561	4,655	1,756
Items that are not reclassified to profit or loss in later periods	9	3	10	5
Share of other comprehensive income on equity accounted entities			1
Change in the fair value of interests with effects on other comprehensive income	9	3	9	5
Taxation
Items that may be reclassified to profit in later periods	883	(3,833)	1,213	(5,519)
Currency translation differences	448	(3,974)	1,600	(6,063)
Change in the fair value of cash flow hedging derivatives	485	151	(482)	732
Share of other comprehensive income on equity-accounted entities	96	35	(56)	24
Taxation	(146)	(45)	151	(212)

Total other items of comprehensive income (loss)	892	(3,830)	1,223	(5,514)
Total comprehensive income (loss)	4,268	(3,269)	5,878	(3,758)
attributable to:
- Eni's shareholders	4,182	(3,123)	5,528	(3,549)
- continuing operations	3,665	(3,624)	4,104	(5,600)
- discontinued operations	517	501	1,424	2,051
- Non-controlling interest	86	(146)	350	(209)
- continuing operations	(138)	(201)	(266)	(395)
- discontinued operations	224	55	616	186

CHANGES IN SHAREHOLDERS’ EQUITY

(€ million)
Shareholders' equity at January 1, 2025		55,648
Total comprehensive income (loss)	(3,758)
Dividends paid to Eni's shareholders	(1,528)
Dividends distributed by consolidated subsidiaries	(63)
Net purchase of treasury shares	(660)
Issue of hybrid bonds	1,500
Repurchase of perpetual hybrid bonds	(1,251)
Coupon of perpetual subordinated bonds	(105)
Taxes on disposal of Enilive and Plenitude	(26)
Taxes on hybrid bond coupon and costs	10
Plenitude transaction - disposal to EIP	209
Put option on Plenitude	(139)
Enilive transaction - disposal to KKR	3,569
Other changes	(1)
Total changes		(2,243)
Shareholders' equity at June 30, 2025		53,405
attributable to:
- Eni's shareholders		49,738
- Non-controlling interest		3,667
Shareholders' equity at January 1, 2026		52,787
Total comprehensive income (loss)	5,878
Dividends paid to Eni's shareholders	(1,558)
Dividends distributed by consolidated subsidiaries	(153)
Net purchase of treasury shares	(880)
Issue of hybrid bonds	1,000
Coupon of perpetual subordinated bonds and Enimarine	(184)
Taxes on hybrid bond coupon and costs	37
Other changes	3
Total changes		4,143
Shareholders' equity at June 30, 2026		56,930
attributable to:
- Eni's shareholders		52,001
- Non-controlling interest		4,929

GROUP CASH FLOW STATEMENT

Q1		Q2		IH
2026	(€ million)	2026	2025	2026	2025
25	Net profit (loss) - continuing operations	2,672	(45)	2,697	(559)
1,254	Net profit (loss) - discontinued operations	704	606	1,958	2,315
1,279	Net profit (loss)	3,376	561	4,655	1,756
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
1,696	Depreciation, depletion and amortization	1,702	1,823	3,398	3,696
187	Impairment losses (impairment reversals) of tangible, intangible and right of use, net	1,287	323	1,474	641
6	Write-off of tangible and intangible assets	114	(10)	120	(13)
(276)	Share of (profit) loss of equity-accounted investments	(882)	(303)	(1,158)	(649)
(5)	Gains on disposal of assets, net		(6)	(5)	(6)
(43)	Dividend income	(17)	(100)	(60)	(100)
(102)	Interest income	(121)	(94)	(223)	(202)
274	Interest expense	355	300	629	607
1,032	Income taxes	1,322	844	2,354	2,079
(13)	Other changes	(2,064)	(103)	(2,077)	(125)
(1,785)	Cash flow from changes in working capital	269	1,176	(1,516)	192
(529)	- inventories	(1,200)	(38)	(1,729)	401
(3,893)	- trade receivables	2,660	2,868	(1,233)	2,655
3,236	- trade payables	(1,442)	(1,545)	1,794	(2,437)
(353)	- provisions for contingencies	(70)	(276)	(423)	(439)
(246)	- other assets and liabilities	321	167	75	12
36	Net change in the provisions for employee benefits	(17)	(14)	19	8
290	Dividends received	578	512	868	879
38	Interest received	49	52	87	117
(332)	Interest paid	(485)	(386)	(817)	(748)
(855)	Income taxes paid, net of tax receivables received	(1,196)	(1,058)	(2,051)	(2,230)
1,427	Net cash provided by operating activities	4,270	3,517	5,697	5,902
(2,093)	Cash flow from investing activities	(2,981)	(2,433)	(5,074)	(4,535)
(2,364)	- tangible assets	(2,114)	(2,021)	(4,478)	(3,707)
(69)	- intangible assets	(94)	(125)	(163)	(258)
	- consolidated subsidiaries and businesses net of cash and cash equivalent acquired	(499)		(499)
(65)	- investments	(236)	(100)	(301)	(351)
(25)	- securities and financing receivables held for operating purposes	(8)	(23)	(33)	(35)
430	- change in payables in relation to investing activities	(30)	(164)	400	(184)
86	Cash flow from disposals	164	187	250	320
10	- tangible assets	2	65	12	66
	- consolidated subsidiaries and businesses net of cash and cash equivalent disposed of	38		38
	- investments	27	18	27	18
1	- securities and financing receivables held for operating purposes	42	4	43	16
75	- change in receivables in relation to disposals	55	100	130	220
(839)	Net change in receivables and securities not held for operating purposes	9	10	(830)	(190)
(2,846)	Net cash used in investing activities	(2,808)	(2,236)	(5,654)	(4,405)

GROUP CASH FLOW STATEMENT (continued)

Q1		Q2		IH
2026	(€ million)	2026	2025	2026	2025
2,295	Increase in long-term debt	2,821	2,223	5,116	3,721
(1,729)	Payment of long-term debt	(1,177)	(1,985)	(2,906)	(4,803)
(342)	Payment of lease liabilities	(327)	(300)	(669)	(675)
1,790	Increase (decrease) in short-term financial debt	(1,540)	(555)	250	(242)
(766)	Dividends paid to Eni's shareholders	(786)	(759)	(1,552)	(1,524)
(20)	Dividends paid to non-controlling interests	(106)	(20)	(126)	(33)
	Net capital issuance from non-controlling interest				709
	Disposal (acquisition) of additional interests in consolidated subsidiaries		601		3,069
(289)	Net purchase of treasury shares	(560)	(280)	(849)	(666)
988	Issue (repayment) of perpetual hybrid bonds			988	231
	Other contributions				9
(28)	Interest payment of perpetual hybrid bond	(156)	(65)	(184)	(105)
1,899	Net cash used in financing activities	(1,831)	(1,140)	68	(309)
15	Effect of exchange rate changes on cash and cash equivalents and other changes	8	(121)	23	(204)
495	Net increase (decrease) in cash and cash equivalents	(361)	20	134	984
8,421	Cash and cash equivalents - beginning of the period	8,916	9,147	8,421	8,183
8,916	Cash and cash equivalents - end of the period	8,555	9,167	8,555	9,167

Capital expenditure

Q1		Q2			IH
2026	(€ million)	2026	2025	var %	2026	2025	% Ch.
1,615	Exploration & Production	1,526	1,336	14	3,141	2,775	13
168	of which: - exploration	97	79	23	265	166	60
1,442	- oil & gas development	1,418	1,241	14	2,860	2,586	11
8	Global Gas & LNG Portfolio and Power	14	25	(44)	22	37	(41)
	- Global Gas & LNG Portfolio	2	9		2	9	(78)
8	- Power	12	16	(25)	20	28	(29)
164	Transition Businesses	174	264	(34)	338	441
63	- Enilive	56	68	(18)	119	101	18
101	- Plenitude	118	196	(40)	219	340
158	Refining, Chemicals and Sites in transformation	282	175	61	440	288	53
137	- Refining	247	132	87	384	206	86
17	- Chemicals	27	43	(37)	44	82	(46)
4	- Sites in transformation	8			12
34	Corporate and other activities	44	153	(71)	78	253	(69)
(12)	Impact of unrealized intragroup profit elimination	1	1		(11)	(21)	48
1,967	Capital expenditure (a)	2,041	1,954	4	4,008	3,773	6

(a) Expenditures to purchase plant and equipment from suppliers whose payment terms matched classification as financing payables, have been recognized among other changes of the reclassified cash flow statements and are not reported in the table above (€289 mln and €327 mln in the second quarter 2026 and 2025, respectively, €561 mln and €753 mln in the first half 2026 and the first half 2025, respectively and €272 mln in the first quarter 2026).

In the IH ’26, capital expenditure amounted to €4,008 mln (€3,773 mln in the IH ’25) increasing by 6% y-o-y, in particular:

• in the Exploration & Production, capital expenditure (€3,141 mln) was mainly related to oil&gas development activities in particular in Libya, Congo, Egypt, Indonesia, Italy, the United Arab Emirates, Algeria and Iraq;

• in the Transition Businesses segment, Plenitude’s capital expenditure (€219 mln) related to development activities in the renewable business, acquisition of new customers, as well as development of electric vehicles network infrastructure, while Enilive capital expenditure (€119 mln) mainly related to biorefining projects (Venice EcofiningTM and Gela catalysts) and marketing activity in Italy and in the rest of Europe;

• in the Refining, Chemicals and Sites in transformation segment mainly related to refining in Italy (€384 mln) specifically to the reconversion of Livorno in biorefinery, maintenance and stay-in-business, as well as to the chemical business (€44 mln) and regarded the circular economy and asset integrity;

• in the Corporate and other activities mainly related to the CCUS and agri-business projects (€13 mln).

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION
Q1			Q2		IH
2026			2026	2025	2026	2025
62	Italy	(kboe/d)	57	65	59	69
321	Rest of Europe		300	243	311	240
534	North Africa		529	515	531	521
396	Sub-Saharan Africa		404	336	400	329
344	Asia		342	369	343	371
141	Americas		157	132	149	124
-	Australia and Oceania		-	8	-	4
1,798	Production of oil and natural gas (a)(b)(c)(d)		1,789	1,668	1,793	1,658
525	- of which Joint Ventures and associates		566	432	546	432
141	Production sold (a)	(mmboe)	145	136	286	269

PRODUCTION OF LIQUIDS BY REGION
Q1			Q2		IH
2026			2026	2025	2026	2025
26	Italy	(kbbl/d)	23	26	25	26
203	Rest of Europe		185	150	194	145
171	North Africa		176	173	173	171
192	Sub-Saharan Africa		185	194	189	188
194	Asia		174	214	184	214
76	Americas		89	68	82	61
-	Australia and Oceania		-	-	-	-
862	Production of liquids		832	825	847	805
296	- of which Joint Ventures and associates		282	238	289	233

PRODUCTION OF NATURAL GAS BY REGION
Q1			Q2		IH
2026			2026	2025	2026	2025
186	Italy	(mmcf/d)	175	208	180	223
617	Rest of Europe		603	487	610	500
1,894	North Africa		1,848	1,786	1,871	1,828
1,068	Sub-Saharan Africa		1,145	745	1,107	736
784	Asia		878	811	832	819
344	Americas		357	338	350	329
-	Australia and Oceania		-	40	-	23
4,893	Production of natural gas		5,006	4,415	4,950	4,458
1,198	- of which Joint Ventures and associates		1,487	1,019	1,343	1,041

(a) Includes Eni’s share of production of equity-accounted entities.

(b) Includes volumes of hydrocarbons consumed in operation (150 and 133 kboe/d in the second quarter of 2026 and 2025, respectively, 160 and 132 kboe/d in the first half of 2026 and 2025, respectively, and  170 kboe/d in the first quarter of 2026).

(c) In the second quarter 2026 and in the first half 2026, it includes 78 kboe/d, respectively, of production related to certain sanctioned joint-venture partners.

(d) From 2026, Eni has discontinued reporting data on production/reserves for Kazakhstan because this Country has represented less than 15% of Eni’s total proved reserves for three years in a row, with 15% being the US SEC threshold for single country disclosures, due to growth in other areas. Kazakhstan data have been aggregated in the geographic area “Asia”.

Sustainability performance

		First Half	First Half
		2026	2025
Total Recordable Injury Rate (TRIR)	(total recordable injuries/worked hours) x 1,000,000	0.53	0.48
Direct GHG emissions (Scope 1)	(mmtonnes CO2 eq.)	8.0	9.5
Direct methane emissions (Scope 1)	(ktonnes CH4)	5.8	8.3
Volumes of hydrocarbon sent to routine flaring	(billion Sm3)	0.0	0.0
Volume of oil spills due to sabotage (>1 barrel)	(bbl)	75	0
Volume of operational oil spills (>1 barrel)		931	11
Re-injected production water	(%)	59	55
KPIs refer to 100% of the operated assets, consolidated and unconsolidated.

•	Total recordable injury rate (TRIR) of the workforce amounted to 0.53, the increase compared to IH ’25 was due to a higher number of incidents involving contractors. Conversely, among employees, both the related rate and number of incidents significantly decreased. No fatal incidents or incidents resulting in disability were recorded during the period.
•	Direct GHG emissions (Scope 1): decreasing compared to IH ‘25, in line with Eni’s decarbonization commitments. Main reductions were attributable to E&P (flaring reduction activities and portfolio transactions), refining (maintenance shutdowns) and chemicals (the Versalis transformation plan and new operating configuration at the Brindisi and Priolo sites).
•	Direct methane emissions (Scope 1): lower than IH ‘25 in the E&P, mainly due to the reduction of non-routine flaring and portfolio transactions.
•	Volumes of hydrocarbon sent to routine flaring: in IH ’26 confirmed the zero routine flaring for operated assets.
•	Volume of oil spills: operational oil spills increased vs. IH ‘25, despite a reduction in the number of incidents. During the period, one oil spill incident related to acts of sabotage was recorded in Italy (no incidents were recorded in the IH ‘25).
•	Re-injected production water increased compared with IH ‘25 (59% vs. 55%), driven by higher volumes re-injected particularly in Mexico and the Netherlands.